           As filed with the Securities and Exchange Commission on April 1, 2002
                                                   Registration No. 333- _______


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               SEPARATE ACCOUNT B
                           (Exact name of Registrant)



              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               (Name of Depositor)



                                100 Summit Drive
                            Valhalla, New York 10595
              (Address of Depositor's Principal Executive Offices)



          James D. Gallagher                               Copy to:
               President                             J. Sumner Jones, Esq.
   The Manufacturers Life Insurance                  Jones & Blouch L.L.P.
         Company of New York                   1025 Thomas Jefferson Street, NW
           100 Summit Drive                          Washington, DC 20007
          Valhalla, NY 10595
(Name and Address of Agent for Service)


Title of Securities Being Registered: Variable Life Insurance Contracts


Approximate date of commencement of proposed public offering: As soon after the effective date of this Registration Statement as is practicable.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

              The Manufacturers Life Insurance Company of New York
                       Registration Statement on Form S-6
                              Cross-Reference Sheet




FORM
N-8B-2
ITEM NO.   CAPTION IN PROSPECTUS
1          Cover Page; General Information About Manulife of New York, the
           Separate Account and the Trust (The Separate Account)

2          Cover Page; General Information About Manulife of New York, the
           Separate Account and the Trust (Manulife of New York)

3          *

4          Other Information (Distribution of the Policy)


5 General Information About Manulife of New York, the Separate Account and the Trust (The Separate Account)

6 General Information About Manulife of New York, the Separate Account and the Trust (The Separate Account)

7          *

8          *

9          Other Information (Litigation)

10         Death Benefits; Premium Payments; Charges and Deductions; Policy Value;
           Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and
           Reinstatement; Other Provisions of the Policy; Other Information

11 General Information About Manulife of New York, the Separate Account and the Trust (The Trust)

12 General Information About Manulife of New York, the Separate Account and the Trust (The Trust)

13         Charges and Deductions

14         Issuing A Policy; Other Information (Responsibilities Assumed By
           Manufacturers Life)

15         Issuing A Policy

16         **

17         Policy Surrender and Partial Withdrawals

18 General Information About Manulife of New York, the Separate Account and the Trust

19         Other Information (Reports to Policyholders; Responsibilities Assumed
           By Manufacturers Life)

20         *

21       Policy Loans

22         *

23         **

24         Other Provisions of the Policy

25 General Information About Manulife of New York, the Separate Account and the Trust (Manulife of New York)

26         *

27         **

28         Other Information (Officers and Directors)

29 General Information About Manulife of New York, the Separate Account and the Trust (Manulife of New York)

30         *

31         *

32         *

33         *

34         *

35         **

36         *

37         *

38         Other Information (Distribution of the Policies; Responsibilities of
           Manufacturers Life)

39         Other Information (Distribution of the Policies)

40         *

41         **

42         *

43         *

44         Policy Values --Determination of Policy Value; Units and Unit
           Values)

45         *

46         Policy Surrender and Partial Withdrawals; Other Information --
           Payment of Proceeds)

47 General Information About Manulife of New York, the Separate Account and the Trust (The Trust)

48         *

49         *

50 General Information About Manulife of New York, the Separate Account and the Trust

51         Issuing a Policy; Death Benefits; Premium Payments; Charges and
           Deductions; Policy Value; Policy Loans; Policy Surrender and Partial
           Withdrawals; Lapse and Reinstatement; Other Policy Provisions

52         Other Information (Substitution of Portfolio Shares)

53         **

54         *

55         *

56         *

57         *

58         *

59         Financial Statements




*     Omitted since answer is negative or item is not applicable.

**    Omitted.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS


                              SEPARATE ACCOUNT B OF
              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK


                          VENTURE VUL EPVUL ACCUMULATOR
                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


            This prospectus describes Venture VUL [EPVUL] Accumulator(SM), a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company of New York (the "Company," "Manulife New York," "we" or "us").



The Policy is designed to provide lifetime insurance protection together with flexibility as to:



-     the timing and amount of premium payments,
-     the investment options underlying the Policy Value, and
-     the amount of insurance coverage.


This flexibility allows you, the policyowner, to pay premiums and adjust insurance coverage in light of your current financial circumstances and insurance needs.


Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manulife New York's Separate Account B (the "Separate Account"). The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding Statement of Additional Information, describe the investment objectives of the Portfolios in which you may invest net premiums. Other sub-accounts and Portfolios may be added in the future.



THE POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES. ALSO PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR AN EXISTING INSURANCE POLICY.


The Securities and Exchange Commission (the "SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


          HOME OFFICE:                        SERVICE OFFICE MAILING ADDRESS:
The Manufacturers Life Insurance              THE MANUFACTURERS LIFE INSURANCE
      Company of New York                           COMPANY OF NEW YORK
       100 Summit Lake Drive                P.O. BOX 633, NIAGARA SQUARE STATION
           SECOND FLOOR                        BUFFALO, NEW YORK 14201-0633
    VALHALLA, NEW YORK 10595                     TELEPHONE: 1-888-267-7781



                THE DATE OF THIS PROSPECTUS IS ____________, 2002

TABLE OF CONTENTS TABLE OF CONTENTS


DEFINITIONS......................................................................................    4
POLICY SUMMARY...................................................................................    6
     General.....................................................................................    6
     Death Benefits..............................................................................    6
     Optional Term Rider.........................................................................    6
     Cash Value Enhancement Riders...............................................................    6
     Return of Premium Rider....................................................................     6
     Premiums....................................................................................    6
     Policy Value................................................................................    7
     Policy Loans................................................................................    7
     Surrender and Partial Withdrawals...........................................................    7
     Lapse and Reinstatement.....................................................................    7
     Charges and Deductions......................................................................    7
     Investment Options and Investment Advisers  ................................................    8
     Investment Management Fees and Expenses.....................................................    8
     Table of Charges and Deductions.............................................................    8
     Table of Investment Management Fees and Expenses............................................   10
     Table of Investment Options and Investment Subadvisers......................................   12
GENERAL INFORMATION ABOUT MANULIFE NEW YORK, THE SEPARATE ACCOUNT AND THE TRUST..................   14
     Manulife New York...........................................................................   14
     The Separate Account........................................................................   14
     The Trust...................................................................................   15
     Investment Objectives of the Portfolios.....................................................   15
ISSUING A POLICY.................................................................................   20
     Requirements................................................................................   20
     Temporary Insurance Agreement...............................................................   20
     Right to Examine the Policy.................................................................   21
     Life Insurance Qualification................................................................   21
DEATH BENEFITS...................................................................................   22
     Death Benefit Options.......................................................................   22
     Changing the Death Benefit Option...........................................................   23
     Changing the Face Amount....................................................................   23
PREMIUM PAYMENTS.................................................................................   24
     Initial Premiums............................................................................   24
     Subsequent Premiums.........................................................................   24
     Maximum Premium Limitation..................................................................   25
     Premium Allocation..........................................................................   25
CHARGES AND DEDUCTIONS...........................................................................   25
     Premium Charge..............................................................................   25
     Surrender Charges...........................................................................   25
     Monthly Deductions..........................................................................   27
     Charges for Transfers.......................................................................   28
     Reduction in Charges........................................................................   28
SPECIAL PROVISIONS FOR EXCHANGES.................................................................   29
COMPANY TAX CONSIDERATIONS.......................................................................   29
POLICY VALUE.....................................................................................   29
     Determination of the Policy Value...........................................................   29
     Units and Unit Values.......................................................................   29
     Transfers of Policy Value...................................................................   30
POLICY LOANS.....................................................................................   31
     Effect of Policy Loan.......................................................................   31
     Interest Charged on Policy Loans............................................................   31
     Loan Account................................................................................   31
POLICY SURRENDER AND PARTIAL WITHDRAWALS.........................................................   32
     Policy Surrender............................................................................   32
     Partial Withdrawals.........................................................................   32
LAPSE AND REINSTATEMENT..........................................................................   33

     Lapse......................................................................................    33
     No-Lapse Guarantee.........................................................................    33
     No-Lapse Guarantee Cumulative Premium Test.................................................    34
     Reinstatement..............................................................................    34
THE GENERAL ACCOUNT.............................................................................    34
     Fixed Account..............................................................................    35
OTHER PROVISIONS OF THE POLICY..................................................................    35
     Cash Value Enhancement Riders..............................................................    35
     RETURN OF PREMIUM RIDER....................................................................     6
     Policyowner Rights.........................................................................    36
     Beneficiary................................................................................    36
     Validity...................................................................................    36
     Misstatement of Age or Sex.................................................................    36
     Suicide Exclusion..........................................................................    37
     Supplementary Benefits.....................................................................    37
TAX TREATMENT OF THE POLICY.....................................................................    37
     Life Insurance Qualification...............................................................    37
     Tax Treatment of Policy Benefits...........................................................    39
     Alternate Minimum Tax......................................................................    42
     Income Tax Reporting.......................................................................    42
OTHER INFORMATION...............................................................................    42
     Payment of Proceeds........................................................................    42
     Reports to Policyowners....................................................................    42
     Distribution of the Policies...............................................................    43
     Responsibilities Assumed by Manulife New York and Manulife Financial Securities............    43
     Voting Rights..............................................................................    43
     Substitution of Portfolio Shares...........................................................    44
     Records and Accounts.......................................................................    44
     State Regulations..........................................................................    44
     Litigation.................................................................................    44
     Independent Auditors.......................................................................    44
     Further Information........................................................................    44
     Officers and Directors.....................................................................    45
     Optional Term Rider........................................................................    46
ILLUSTRATIONS...................................................................................    46
APPENDIX A - SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS....   A-1
APPENDIX B - AUDITED FINANCIAL STATEMENTS.......................................................   B-1


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE IT WOULD NOT BE LAWFUL. YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED THEREIN. NO CLAIM IS MADE THAT THIS VARIABLE LIFE INSURANCE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.


MNY Cash Accum 5/2002 MNY P-B Cash Accum 5/2002 MNY EPVUL 5/2002

DEFINITIONS

Additional Rating
is an increase to the Cost of Insurance Rate for insureds who do not meet, at a minimum, the Company's underwriting requirements for the standard Risk Classification.

Age
on any date is the life insured's age on his or her nearest birthday to the Policy Date. If no specific age is mentioned, age means the life insured's age on the Policy Anniversary nearest to the birthday.

Attained Age
is the Age at issue plus the number of whole years that have elapsed since the Policy Date.

Business Day
is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled daytime trading of the New York Stock Exchange on that day.

Cash Surrender Value
is the Policy Value less the Surrender Charge and any outstanding monthly deductions due.

Gross Withdrawal
is the amount of partial Net Cash Surrender Value the policyowner requests plus any Surrender Charge applicable to the withdrawal.

Effective Date
is the date the underwriters approve issuance of the Policy. If the Policy is approved without the initial premium, the Effective Date will be the date the Company receives at least the minimum initial premium at our Service Office. The Company will take the first Monthly Deduction on the Effective Date.

Fixed Account
is that part of the Policy Value which reflects the value the policyowner has in the general account of the Company.

Investment Account
is that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.

Issue Date
is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Validity provisions of the Policy are measured.

Life Insured
is the person whose life is insured under this Policy.

Loan Account
is that part of the Policy Value which reflects the value transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.

Loan Interest Credited Differential
is the difference between the rate of interest charged on a Policy Loan and the rate of interest credited to amounts in the Loan Account.

Maximum Loanable Amount
is 100% of the Policy Net Cash Surrender Value less estimated charges to the next Policy anniversary, including loan interest.

Minimum Death Benefit
is on any date the Policy Value on that date multiplied by the applicable minimum death benefit percentage for the Attained Age of the life insured.

Monthly No-Lapse Guarantee Premium
is one-twelfth of the No-Lapse Guarantee Premium.

Net Cash Surrender Value
is the Cash Surrender Value less the Policy Debt.

Net Policy Value
is the Policy Value less the value in the Loan Account.

Net Premium
is the gross premium paid less the Premium Charge. It is the amount of premium allocated to the Fixed Account and/or Investment Accounts.

No-Lapse Guarantee
is a provision of the Policy which occurs when the Policy is in the No-Lapse Guarantee Period, and meets the No-Lapse Guarantee Cumulative Premium Test. If such a condition is met the Policy will not lapse, even when the Net Cash Surrender Value falls to or below zero.

No-Lapse Guarantee Period

is the period, set at issue, during which the No-Lapse Guarantee is provided. The No-Lapse Guarantee period is fixed at the lesser of (a) twenty years or (b) the number of years remaining until the life insured's age is 95.


No-Lapse Guarantee Premium
is the annual premium used to determine the Monthly No-Lapse Guarantee Premium. It is set at issue and is recalculated, prospectively, whenever any of the following changes occur under the Policy:

-     the Face Amount of insurance changes.
-     a Supplementary Benefit is added, changed or terminated.
-     the Risk Classification of the life insured changes.
- a temporary Additional Rating is added (due to a face amount increase), or terminated.
-     the death benefit option changes.

No-Lapse Guarantee Cumulative Premium
is the minimum amount due to satisfy the No-Lapse Guarantee Cumulative Premium Test. This amount equals the sum, from issue to the date of the test, of the Monthly No-Lapse Guarantee Premiums.

No-Lapse Guarantee Cumulative Premium Test is a test that, if satisfied, during the No Lapse Guarantee Period will keep the policy in force when the Net Cash Surrender Value is less than zero. The test is satisfied if the sum of all premiums paid, less any Gross Withdrawals and less any Policy Debt, is greater than or equal to the sum of the monthly No-Lapse Guarantee Premiums due since the Policy Date.

Policy Date
is the date coverage takes effect under the Policy, provided the Company receives the minimum initial premium at its Service Office, and is the date from which charges for the first monthly deduction are calculated, and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt
as of any date equals (a) plus (b) plus (c) minus (d), where:

(a)   is the total amount of loans borrowed as of such date;
(b) is the total amount of any unpaid loan interest charges which have been borrowed against the Policy on a Policy Anniversary;
(c) is any interest charges accrued from the last Policy Anniversary to the current date; and
(d)   is the total amount of loan repayments as of such date.

Policy Value
is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.


Service Office Address
Is P.O. Box 633, Niagara Square Station, Buffalo, New York 14201-0633.

Surrender Charge Period
is the period following the Policy Date or following any increase in Face Amount during which the Company will assess Surrender Charges. Surrender Charges will apply during this period if the policy terminates due to default, if the policyowner surrenders the policy or makes a partial withdrawal.

Surrender Charge Premium Limit
is used to determine the Surrender Charge. The Surrender Charge Premium Limit for the initial Face Amount is stated in the Policy. The Company will advise the policyowner of the Surrender Charge Premium Limit for any increase in Face Amount.

Written Request
is the policyowner's request to the Company which must be in a form satisfactory to the Company, signed and dated by the policyowner, and received at the Service Office.

POLICY SUMMARY

GENERAL


We have prepared the following summary as a general description of the most important features of the Policy. It is not comprehensive and you should refer to the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage.


DEATH BENEFITS


There are two death benefit options. Under Option 1, the death benefit is the FACE AMOUNT OF THE POLICY at the date of death. Under Option 2, the death benefit is the FACE AMOUNT PLUS THE POLICY VALUE OF THE POLICY at the date of death. If on the date of death of the insured, the Policy is being kept in force under the No-Lapse Guarantee provision, the death benefit will be the Face Amount of the Policy only. The actual death benefit will be the greater of the death benefit under the applicable death benefit option or the Minimum Death Benefit. The Minimum Death Benefit on any date is the Policy Value on that date multiplied by the applicable minimum death benefit percentage for the Attained Age of the life insured. A table of Minimum Death Benefit Percentages is located under "Death Benefits - Minimum Death Benefit." You may change the death benefit option and increase or decrease the Face Amount subject to the limitations described in this Prospectus.



CASH VALUE ENHANCEMENT RIDERS


The Policy may be issued with one of two optional Cash Value Enhancement riders. The benefit of either rider is that the Cash Surrender Value under the Policy will be enhanced during the period for which Surrender Charges apply. The decision to add one of these two riders must be made at issuance of the Policy and, once made, is irrevocable. Adding either of these riders will result in different premium and asset-based risk charges under the Policy.


Return of Premium Rider



The Policy may be issued with an optional Return of Premium Death Benefit rider if death benefit Option 1 is elected. This rider provides an additional death benefit payable upon the death of the life insured after the Company receives due proof of death. The Return of Premium Death Benefit is calculated as follows:



The return of premium rider death benefit is equal to the initial premium. Any subsequent premiums will increase the death benefit at the time of the premium payment by the amount of the premium. Any partial withdrawal will reduce the death benefit at the time of withdrawal by an amount equal to the withdrawal plus any applicable Surrender Charge (except that the rider death benefit will not be reduced to less than zero).


PREMIUMS

You may pay premiums at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to your instructions and at the Company's discretion, to one or more of our general account and the sub-accounts of the Separate Account. You may change your allocation instructions at any time. You may also transfer amounts among the accounts.

POLICY VALUE

The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which you have allocated premiums.

POLICY LOANS

You may borrow an amount not to exceed the Maximum Loanable Amount. Loan interest at a rate of 5.25% during the first ten Policy Years and 4% thereafter is due on each Policy Anniversary. We will deduct all outstanding Policy Debt from proceeds payable at the insured's death or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS

You may make a partial withdrawal of your Policy Value. A partial withdrawal may result in a reduction in the Face Amount of or the death benefit under the Policy and an assessment of a portion of the Surrender Charges to which the Policy is subject.

You may surrender your Policy for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any Surrender Charge and outstanding monthly deductions due minus the Policy Debt.

LAPSE AND REINSTATEMENT

Unless the No-Lapse Guarantee Cumulative Premium Test has been met, a Policy will lapse (and terminate without value) when its Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without your having made an adequate payment.

The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.

A policyowner may reinstate a lapsed Policy at any time within the five year period following lapse provided the Policy was not surrendered for its Net Cash Surrender Value. We will require evidence of insurability along with a certain amount of premium as described under "Reinstatement."

CHARGES AND DEDUCTIONS

We assess certain charges and deductions in connection with the Policy. These include:

      -     charges deducted from premiums paid,


      - monthly deductions for administration, mortality and expense risks, asset-based risk and cost of insurance charges,


      -     charges assessed on surrender or lapse, and

      - if applicable, a charge for any supplementary benefits added to the Policy.

The charges are summarized in the Table of Charges and Deductions. We may allow you to request that the sum of the charges assessed monthly for the cost of insurance and administrative expenses be deducted from the Fixed Account or one or more of the sub-accounts of the Separate Account.

In addition, there are charges deducted from each Portfolio of the Trust. These charges are summarized in the Table of Investment Management Fees and Expenses.

The Policy may be issued with either one of the two optional Cash Value Enhancement riders which we offer. In the case of the Cash Value Enhancement rider, the Surrender Charge is reduced. In the case of the Cash Value Enhancement Plus rider, the Surrender Charge is eliminated. If a Policy is issued with either of these riders, it will have different premium charges and the same or higher asset-based risk charges as noted under the "Table of Charges and Deductions."

INVESTMENT OPTIONS AND INVESTMENT ADVISERS

You may allocate Net Premiums to the Fixed Account or to one or more of the sub-accounts of the Separate Account. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust.

The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

The Trust also employs subadvisers. The Table of Investment Options and Investment Subadvisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

Allocating net premiums only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating net premiums to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your Policy will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. The Company does not provide advice regarding appropriate investment allocations. Please discuss this matter with your financial adviser.

INVESTMENT MANAGEMENT FEES AND EXPENSES

Each sub-account of the Separate Account purchases shares of one of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF CHARGES AND DEDUCTIONS

The table below sets forth the charges and deductions for the Policy. The Policy may be issued with either one of two optional riders, the Cash Value Enhancement Rider and the Cash Value Enhancement Plus Rider. Adding either one of these riders to the Policy will alter certain charges under the Policy. The charges associated with these riders are discussed below.


            Premium Charges:        The Policy provides for a deduction of
                                    [____%] of the premium paid during the first
                                    10 Policy Years and [___%] of each premium paid thereafter. Where the Cash Value
                                    Enhancement Rider is used, the premium
                                    charges are increased to [___%] of the
                                    premium paid during the first 10 Policy
                                    Years and [____%] thereafter. Where the Cash
                                    Value Enhancement Plus Rider is used, the premium charges are [____%] for the first 10
                                    Policy Years and [___%] thereafter.



            Monthly Deductions:     An ADMINISTRATION CHARGE of [$___] per
                                    Policy Month is deducted in the first five
                                    Policy Years. In subsequent years, the
                                    administration charge is [$___ PER POLICY
                                    MONTH. ]The monthly administration charge does not vary with the Cash Value
                                    Enhancement options.



                                    A monthly ASSET-BASED RISK CHARGE is
                                    assessed against the Policy value in the Investment Accounts at an annual rate of [____%]. This rate is guaranteed not to exceed [____%]. Where the Cash Value Enhancement Rider is used, the asset-based risk charges are the same as those provided in the Policy - an annual rate of [___%] guaranteed not to exceed [___%]. Where the Cash Value Enhancement Plus Rider is used, the current asset-based risk charges are at an annual rate of [___%] for the first 15 Policy Years and [____%] thereafter. The guaranteed rates are [___%] for the first 15 Policy Years and [____% thereafter.


                                    There is a monthly per $1000 Face Amount charge for mortality and expense risks. The monthly charge per $1000 of face amount varies by the Age of the life insured at issuance (or the Attained Age of the life insured at the time of an increase) and the death benefit option in effect. (See the chart under "Charges and Deductions - Mortality and Expense Risks Charge" for the exact per $1000 Face Amount Charge.)]

                                    A COST OF INSURANCE CHARGE is assessed
                                    monthly based on the amount at risk under the

                                    Policy. The rate of this charge does not vary with the Cash Value Enhancement options.

            Surrender Charges:      A Surrender Charge is assessed upon
                                    surrender of the Policy, a partial
                                    withdrawal of Net Cash Surrender Value or lapse of the Policy occurring during the first 10 years following the Policy Date or the effective date of a Face Amount increase. The Surrender Charge is calculated separately for the initial Face Amount and each Face Amount increase.

                                    The Surrender Charge is the sum of (i) plus
                                    (ii), multiplied by (iii), multiplied by the Grading Percentage, where:


                                    (i) is the Rate per $1000 of initial Face
                                    Amount (or Face Amount increase);



                                    (ii) is [___%] of the lesser of (a) the
                                    premiums paid per $1000 of Face Amount
                                    during the first [___] Policy Years (or
                                    premiums attributable to each $1000 of Face
                                    Amount increase for the [___] years
                                    following the increase) or (b) the Surrender
                                    Charge Premium Limit set out in the Policy for the initial Face Amount (or furnished by the Company with respect to a Face Amount increase); and


                                    (iii) is the initial Face Amount (or Face
                                    Amount increase) divided by 1000.

                                    The Rate per $1000 of initial Face Amount is based on the life insured's Age at issuance of the Policy. The Rate per $1000 of Face Amount increase is based on the life insured's Attained Age at the time of the increase. (See the chart under "Charges and Deductions - Surrender Charges" for the exact Rate per $1000 of initial Face Amount.)


                                    The Grading Percentage starts at 100% for the first Policy Month and grades down by [____%] each subsequent Policy Month reaching zero at the end of [___] years.



                                    If the Policy is issued with a Cash Value
                                    Enhancement Rider, the Surrender Charge
                                    calculated as described above is reduced by [___%] for a surrender, withdrawal or lapse occurring in the first two Policy Years, [___%] in the third policy Year, [__%] in the fourth policy Year and [___%] in the fifth Policy Year.



                                    If the Policy is issued with a Cash Value
                                    Enhancement Plus Rider, there is no
                                    Surrender Charge.



            Loan Charges:           A fixed loan interest rate of 5.25% is
                                    charged during the first 10 Policy Years and 4% thereafter. Interest is credited to amounts in the Loan Account at a rate of 4%.
                                    This rate is guaranteed not to be less than 4.00% during the first 10 policy years and 3.50% thereafter.

            Transfer Charge:        A charge of $25 per transfer is assessed for
                                    each transfer in excess of 12 in a Policy
                                    Year.

            Dollar Cost             The charge for a transfer made under the
                                    Dollar Cost Averaging program will not
                                    exceed $5.

            Averaging Charge:

            Asset Allocation        The charge for a transfer made under the
            Balancer Charge:        Asset Allocation Balancer program will not
                                    exceed $15.

      TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES


                     TRUST ANNUAL EXPENSES (Series I Shares)

           (as a percentage of Trust average net assets for the fiscal year ended December 31, 2001)A



                                                                                              TOTAL TRUST
                                                    SERIES I         OTHER EXPENSES           ANNUAL EXPENSES
                                    MANAGEMENT      RULE 12B-1       (AFTER EXPENSE           (AFTER EXPENSE
TRUST PORTFOLIO                     FEES            FEES             REIMBURSEMENT)           REIMBURSEMENT)
---------------                     ----            ------           --------------           ---------------
INTERNET TECHNOLOGIES               1.000%            0.150%             0.110%                 1.26%
PACIFIC RIM EMERGING MARKETS        0.700%            0.150%             0.380%                 1.23%
TELECOMMUNICATIONS                  0.950%            0.150%             0.340%                 1.44%(B)
SCIENCE & TECHNOLOGY                0.916%(E)         0.150%             0.060%                 1.13%
INTERNATIONAL SMALL CAP             0.950%            0.150%             0.500%                 1.60%
HEALTH SCIENCES                     0.942%(E)         0.150%             0.350%                 1.44%(B)
AGGRESSIVE GROWTH                   0.850%            0.150%             0.070%                 1.07%
EMERGING SMALL COMPANY              0.900%            0.150%             0.070%                 1.12%
SMALL COMPANY BLEND                 0.900%            0.150%             0.120%                 1.17%
DYNAMIC GROWTH                      0.850%            0.150%             0.080%                 1.08%
MID CAP GROWTH                      0.850%            0.150%             0.390%                 1.39%(B)
MID CAP OPPORTUNITIES               0.850%            0.150%             0.440%                 1.44%(B)
MID CAP STOCK                       0.775%            0.150%             0.080%                 1.00%
ALL CAP GROWTH                      0.785%            0.150%             0.060%                 0.99%
FINANCIAL SERVICES                  0.800%            0.150%             0.260%                 1.21%(B)
OVERSEAS                            0.800%            0.150%             0.150%                 1.10%
INTERNATIONAL STOCK                 0.838%(E)         0.150%             0.170%                 1.16%
INTERNATIONAL VALUE                 0.850%            0.150%             0.150%                 1.15%
CAPITAL APPRECIATION                0.750%            0.150%             0.300%                 1.20%
STRATEGIC OPPORTUNITIES             0.700%            0.150%             0.060%                 0.91%
QUANTITATIVE MID CAP                0.650%            0.150%             0.100%                 0.90%(B)
GLOBAL EQUITY                       0.750%            0.150%             0.110%                 1.01%
STRATEGIC GROWTH                    0.750%            0.150%             0.200%                 1.10%(B)
GROWTH                              0.697%            0.150%             0.060%                 0.91%
LARGE CAP GROWTH                    0.750%            0.150%             0.080%                 0.98%
ALL CAP VALUE                       0.800%            0.150%             0.470%                 1.42%(B)
CAPITAL OPPORTUNITIES               0.750%            0.150%             0.500%(G)              1.40%(B)(G)
QUANTITATIVE EQUITY                 0.599%            0.150%             0.060%                 0.81%
BLUE CHIP GROWTH                    0.702%(E)         0.150%             0.060%                 0.91%
UTILITIES                           0.750%            0.150%             0.500%(G)              1.40%(B)(G)
REAL ESTATE SECURITIES              0.645%            0.150%             0.070%                 0.87%
SMALL COMPANY VALUE                 0.891%(E)         0.150%             0.110%                 1.15%
MID CAP VALUE                       0.800%            0.150%             0.200%                 1.15%(B)
VALUE                               0.642%            0.150%             0.060%                 0.85%
TACTICAL ALLOCATION                 0.750%            0.150%             0.400%                 1.30%
FUNDAMENTAL VALUE                   0.798%            0.150%             0.120%                 1.07%(B)
GROWTH & INCOME                     0.529%            0.150%             0.050%                 0.73%
U.S. LARGE CAP VALUE                0.725%            0.150%             0.050%                 0.93%
EQUITY-INCOME                       0.711%(E)         0.150%             0.050%                 0.91%
INCOME & VALUE                      0.650%            0.150%             0.070%                 0.87%
BALANCED                            0.563%            0.150%             0.100%                 0.81%
HIGH YIELD                          0.625%            0.150%             0.060%                 0.84%
STRATEGIC BOND                      0.625%            0.150%             0.080%                 0.86%
GLOBAL BOND                         0.600%            0.150%             0.220%                 0.97%

                                                                                              TOTAL TRUST
                                                    SERIES I         OTHER EXPENSES           ANNUAL EXPENSES
                                    MANAGEMENT      RULE 12B-1       (AFTER EXPENSE           (AFTER EXPENSE
TRUST PORTFOLIO                     FEES            FEES             REIMBURSEMENT)           REIMBURSEMENT)
---------------                     ----            ------           --------------           ---------------
TOTAL RETURN                        0.600%            0.150%             0.060%                 0.81%
INVESTMENT QUALITY BOND             0.500%            0.150%             0.090%                 0.74%
DIVERSIFIED BOND                    0.600%            0.150%             0.070%                 0.82%
U.S. GOVERNMENT SECURITIES          0.550%            0.150%             0.060%                 0.76%
MONEY MARKET                        0.350%            0.150%             0.050%                 0.55%
SMALL CAP INDEX                     0.375%            0.150%             0.075%                 0.60%
INTERNATIONAL INDEX                 0.400%            0.150%             0.050%                 0.60%
MID CAP INDEX                       0.375%            0.150%             0.075%                 0.60%
TOTAL STOCK MARKET INDEX            0.375%            0.150%             0.060%                 0.59%
500 INDEX                           0.375%            0.150%             0.050%                 0.57%
LIFESTYLE AGGRESSIVE 1000           0.065%            0.000%             0.010%                 0.075%(C),(D)
LIFESTYLE GROWTH 820                0.054%            0.000%             0.021%                 0.075%(C),(D)
LIFESTYLE BALANCED 640              0.054%            0.000%             0.021%                 0.075%(C),(D)
LIFESTYLE MODERATE 460              0.062%            0.000%             0.013%                 0.075%C,(D)
LIFESTYLE CONSERVATIVE 280          0.069%            0.000%             0.006%                 0.075%(C),(D)

(A) EFFECTIVE JANUARY 1, 2002, THE TRUST IMPLEMENTED A SERIES I RULE 12b-1 PLAN WHILE SIMULTANEOUSLY REDUCING ITS ADVISORY FEES AND IMPLEMENTING ADVISORY FEE BREAKPOINTS. THE TRUST ANNUAL EXPENSE CHART REFLECTS THESE CHANGES.

(B) ANNUALIZED; FOR THE PERIOD APRIL 30, 2001 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 2001.

(C) THE INVESTMENT ADVISER TO THE TRUST, MANUFACTURERS SECURITIES SERVICES, LLC ("MSS" OR THE "ADVISER") HAS VOLUNTARILY AGREED TO PAY CERTAIN EXPENSES OF EACH LIFESTYLE TRUST AS NOTED BELOW. (FOR PURPOSES OF THE EXPENSE REIMBURSEMENT, TOTAL EXPENSES OF A LIFESTYLE TRUST INCLUDES THE ADVISORY FEE BUT EXCLUDES (A) THE EXPENSES OF THE UNDERLYING PORTFOLIOS,
      (B) TAXES, (C) PORTFOLIO BROKERAGE, (D) INTEREST, (E) LITIGATION AND (F) INDEMNIFICATION EXPENSES AND OTHER EXTRAORDINARY EXPENSES NOT INCURRED IN THE ORDINARY COURSE OF THE TRUST'S BUSINESS.)

      IF TOTAL EXPENSES OF A LIFESTYLE TRUST (ABSENT REIMBURSEMENT) EXCEED 0.075%, THE ADVISER WILL REDUCE THE ADVISORY FEE OR REIMBURSE EXPENSES OF THAT LIFESTYLE TRUST BY AN AMOUNT SUCH THAT TOTAL EXPENSES OF THE LIFESTYLE TRUST EQUAL 0.075%. IF THE TOTAL EXPENSES OF THE LIFESTYLE TRUST (ABSENT REIMBURSEMENT) ARE EQUAL TO OR LESS THAN 0.075%, THEN NO EXPENSES WILL BE REIMBURSED BY THE ADVISER.

      THIS VOLUNTARY EXPENSE REIMBURSEMENT MAY BE TERMINATED AT ANY TIME. IF SUCH EXPENSE REIMBURSEMENT WAS NOT IN EFFECT, TOTAL TRUST ANNUAL EXPENSES WOULD BE HIGHER (BASED ON CURRENT ADVISORY FEES AND THE OTHER EXPENSES OF THE LIFESTYLE TRUSTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001) AS NOTED IN THE CHART BELOW:

                                                                                                 TOTAL TRUST
                                     MANAGEMENT              RULE                OTHER           ANNUAL
TRUST PORTFOLIO                      FEES                    12B-1 FEES          EXPENSES        EXPENSES
---------------                      ----                    ----------          --------        --------
LIFESTYLE AGGRESSIVE 1000            0.065%                  0.000%              1.081%          1.146%
LIFESTYLE GROWTH 820                 0.054%                  0.000%              0.998%          1.052%
LIFESTYLE BALANCED 640               0.054%                  0.000%              0.914%          0.968%
LIFESTYLE MODERATE 460               0.062%                  0.000%              0.823%          0.885%
LIFESTYLE CONSERVATIVE 280           0.069%                  0.000%              0.790%          0.859%

(D) EACH LIFESTYLE TRUST WILL INVEST IN SHARES OF THE UNDERLYING PORTFOLIOS. THEREFORE, EACH LIFESTYLE TRUST WILL BEAR ITS PRO RATA SHARE OF THE FEES AND EXPENSES INCURRED BY THE UNDERLYING PORTFOLIOS IN WHICH IT INVESTS, AND THE INVESTMENT RETURN OF EACH LIFESTYLE TRUST WILL BE NET OF THE UNDERLYING PORTFOLIO EXPENSES. EACH LIFESTYLE PORTFOLIO MUST BEAR ITS OWN EXPENSES. HOWEVER, THE ADVISER IS CURRENTLY PAYING CERTAIN OF THESE EXPENSES AS DESCRIBED IN FOOTNOTE (C) ABOVE.

(E) EFFECTIVE JUNE 1, 2000, THE ADVISER VOLUNTARILY AGREED TO WAIVE A PORTION OF ITS ADVISORY FEE FOR THE SCIENCE & TECHNOLOGY TRUST, HEALTH SCIENCES TRUST, SMALL COMPANY VALUE TRUST, THE BLUE CHIP GROWTH TRUST, THE EQUITY-INCOME TRUST AND THE INTERNATIONAL STOCK TRUST. ONCE THE COMBINED ASSETS EXCEED SPECIFIED AMOUNTS, THE FEE REDUCTION IS INCREASED. THE PERCENTAGE FEE REDUCTION FOR EACH ASSET LEVEL IS AS FOLLOWS:

                                                                      FEE REDUCTION
             COMBINED ASSET LEVELS                        (AS A PERCENTAGE OF THE ADVISORY FEE)
             FIRST $750 MILLION                                          0.00%
             BETWEEN $750 MILLION AND $1.5 BILLION                       2.50%
             BETWEEN $1.5 BILLION AND $3.0 BILLION                       3.75%
             OVER $3.0 BILLION                                           5.00%

      THE FEE REDUCTIONS ARE APPLIED TO THE ADVISORY FEES OF EACH OF THE SIX PORTFOLIOS. THIS VOLUNTARY FEE WAIVER MAY BE TERMINATED AT ANY TIME BY THE ADVISER. AS OF DECEMBER 31, 2001, THE COMBINED ASSET LEVEL FOR ALL SIX PORTFOLIOS WAS APPROXIMATELY $4.097 BILLION RESULTING IN A FEE REDUCTION OF 5.00%. THERE IS NO GUARANTEE THAT THE COMBINED ASSET LEVEL WILL REMAIN AT THIS AMOUNT. IF THE COMBINED ASSET LEVEL WERE TO DECREASE TO A LOWER BREAKPOINT, THE FEE REDUCTION WOULD DECREASE AS WELL.

(F) MSS HAS VOLUNTARILY AGREED TO PAY EXPENSES OF EACH INDEX TRUST (EXCLUDING THE ADVISORY FEE) THAT EXCEED THE FOLLOWING AMOUNTS: 0.050% IN THE CASE OF THE INTERNATIONAL INDEX TRUST AND 500 INDEX TRUST AND 0.075% IN THE CASE OF THE SMALL CAP INDEX TRUST, THE MID CAP INDEX TRUST AND TOTAL STOCK MARKET INDEX TRUST. FOR SERIES I SHARES, IF SUCH EXPENSE REIMBURSEMENT WERE NOT IN EFFECT, IT IS ESTIMATED THAT "OTHER EXPENSES" AND "TOTAL TRUST ANNUAL EXPENSES" WOULD BE 0.07% AND 0.62%, RESPECTIVELY, FOR THE INTERNATIONAL INDEX TRUST, 0.075% AND 0.60%, RESPECTIVELY, FOR THE SMALL CAP INDEX TRUST, AND 0.075% AND 0.60%, RESPECTIVELY, FOR THE MID CAP INDEX TRUST AND 0.060% AND 0.59%, RESPECTIVELY, FOR THE TOTAL STOCK MARKET INDEX TRUST. FOR CLASS B SHARES, IF SUCH EXPENSE REIMBURSEMENT WERE NOT IN EFFECT, IT IS ESTIMATED THAT "OTHER EXPENSES" AND "TOTAL TRUST ANNUAL EXPENSES" WOULD BE 0.07% AND 0.82%, RESPECTIVELY, FOR THE INTERNATIONAL INDEX TRUST, 0.075% AND 0.80%, RESPECTIVELY, FOR THE SMALL CAP INDEX TRUST, AND 0.075% AND 0.80%, RESPECTIVELY, FOR THE MID CAP INDEX TRUST AND 0.06% AND 0.79%, RESPECTIVELY, FOR THE TOTAL STOCK MARKET INDEX TRUST. IT IS ESTIMATED THAT THE EXPENSE REIMBURSEMENT WILL NOT BE EFFECTIVE DURING THE YEAR END DECEMBER 31, 2002 FOR THE 500 INDEX TRUST. THE EXPENSE REIMBURSEMENT MAY BE TERMINATED AT ANY TIME BY MSS.

(G) FOR ALL PORTFOLIOS EXCEPT THE LIFESTYLE TRUSTS, THE ADVISER REDUCES ITS ADVISORY FEE OR REIMBURSES THE PORTFOLIO IF THE TOTAL OF ALL EXPENSES (EXCLUDING ADVISORY FEES, TAXES, PORTFOLIO BROKERAGE COMMISSIONS, INTEREST, LITIGATION AND INDEMNIFICATION EXPENSES AND OTHER EXTRAORDINARY EXPENSES NOT INCURRED IN THE ORDINARY COURSE OF THE PORTFOLIO'S BUSINESS) EXCEED CERTAIN ANNUAL RATES. IN THE CASE OF THE CAPITAL OPPORTUNITIES AND UTILITIES TRUSTS, THE ADVISER REIMBURSED THE PORTFOLIOS FOR CERTAIN EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2001. FOR SERIES I SHARES, IF SUCH EXPENSE REIMBURSEMENT WERE NOT IN EFFECT, IT IS ESTIMATED THAT "OTHER EXPENSES" AND "TOTAL TRUST ANNUAL EXPENSES" WOULD BE 0.560% AND 1.46%, RESPECTIVELY, FOR THE CAPITAL OPPORTUNITIES TRUST AND 0.610% AND 1.51%, RESPECTIVELY FOR THE UTILITIES TRUST. THESE VOLUNTARY EXPENSE REIMBURSEMENTS MAY BE TERMINATED AT ANY TIME.


-----------------------------------------------------------------------------------------------------------------------
                                                                                                   Total Trust
                                                                        Other Expenses           Annual Expenses
                             MANAGEMENT           SERIES I              (After Expense           (After Expense
    TRUST PORTFOLIO             FEES           Rule 12b-1 Fee          Reimbursement)            REIMBURSEMENT)
-----------------------------------------------------------------------------------------------------------------------
Small Mid-Cap Growth           0.850%             0.150%                 0.100%(H)                  1.100% A
Small-Mid Cap                  0.950%             0.150%                 0.100%(H)                  1.200% A
International Equity Select    0.900%             0.150%                 0.150%(H)                  1.200% A
Select Growth                  0.800%             0.150%                 0.100%(H)                  1.050% A
Global Equity Select           0.900%             0.150%                 0.150%(H)                  1.200% A
Core Value                     0.850%             0.150%                 0.100%(H)                  1.100% A
High Grade Bond                0.600%             0.150%                 0.100%(H)                  0.850% A



(H) MSS has voluntarily agreed to pay expense of each portfolio that exceed the following amounts: .15% for the International Equity Select Trust and Global Equity Select Trust and .10% for the Small-Mid Cap Growth Trust, Small-Mid Cap Trust, Select Growth Trust, Core Value Trust and High Grade Bond Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 2.22% and 3.27%, respectively, for the International Equity Select Trust, 2.14% and 3.19%, respectively, for the Global Equity Select Trust, 2.19% and 3.18%, respectively, for the Small-Mid Cap Growth Trust, 1.99% and 3.09%, respectively, for the Small-Mid Cap Trust, 2.10% and 3.05%, respectively, for the Select Growth Trust, 2.10% and 3.10%, respectively, for the Core Value Trust and 1.97% and 2.72%, respectively, for the High Grade Bond Trust. It is estimated that the expense reimbursement will remain in effect during the year end December 31, 2002. The expense reimbursement may be terminated at any time by MSS.

TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS


The Trust currently has the following subadvisers who manage the portfolios of the Trust which are investment options for this Policy, one of which is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of ours.



SUBADVISER                                    PORTFOLIO
A I M Capital Management, Inc.                All Cap Growth Trust
                                              Aggressive Growth Trust

Capital Guardian Trust Company                Small Company Blend Trust
                                              U.S. Large Cap Value Trust
                                              Income & Value Trust
                                              Diversified Bond Trust

Cohen & Steers Capital Management, Inc.       Real Estate Securities Trust

Davis Advisors                                Financial Services Trust
                                              Fundamental Value Trust

The Dreyfus Corporation                       All Cap Value Trust

Fidelity Management & Research Company        Strategic Opportunities Trust
                                              Large Cap Growth Trust
                                              Overseas Trust

Founders Asset Management LLC                 International Small Cap Trust

Franklin Advisers, Inc.                       Emerging Small Company Trust

INVESCO Funds Group, Inc.                     Telecommunications Trust
                                              Mid Cap Growth Trust

Janus Capital Corporation                     Dynamic Growth Trust

Jennison Associates LLC                       Capital Appreciation Trust

Lord, Abbett & Co.                            Mid Cap Value Trust

Manufacturers Adviser Corporation             Pacific Rim Emerging Markets Trust
                                              Quantitative Equity Trust
                                              Quantitative Mid Cap Trust
                                              Money Market Trust
                                              Index Trusts
                                              Lifestyle Trusts(A)
                                              Balanced Trust

Massachusetts Financial Services Company      Strategic Growth Trust
                                              Capital Opportunities Trust
                                              Utilities Trust

Miller Anderson & Sherrerd, LLP               Value Trust
                                              High Yield Trust

Munder Capital Management                     Internet Technologies Trust

Pacific Investment Management Company         Global Bond Trust
                                              Total Return Trust

Putnam Investment Management, L.L.C.          Mid Cap Opportunities Trust

                                              Global Equity Trust

Salomon Brothers Asset Management Inc         U.S. Government Securities Trust
                                              Strategic Bond Trust

SSgA Funds Management, Inc.                   Growth Trust
                                              Lifestyle Trusts(B)

T. Rowe Price Associates, Inc.                Science & Technology Trust
                                              Small Company Value Trust
                                              Health Sciences Trust
                                              Blue Chip Growth Trust
                                              Equity-Income Trust

T. Rowe Price International, Inc.             International Stock Trust

Templeton Investment Counsel, Inc.            International Value Trust

UBS GLOBAL ASSET MANAGEMENT                   TACTICAL ALLOCATION TRUST
(FORMERLY, BRINSON ADVISORS, INC.)

Wellington Management Company, LLP            Growth & Income Trust
                                              Investment Quality Bond Trust
                                              Mid Cap Stock Trust

Allegiance Capital, Inc                              High Grade Bond Trust

Kayne Anderson Rudnick Investment Management, LLC    Small-Mid Cap Trust

Lazard Asset Management                              Global Equity Select Trust
                                                     International Equity Select Trust

Navellier Management Inc.                            Small-Mid Cap Growth Trust

Rorer Asset Management, LLC                          Core Value Trust

Roxbury Capital Management, LLC                      Select Growth Trust

----------


A)SSgA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.



GENERAL INFORMATION ABOUT MANULIFE New York, THE SEPARATE ACCOUNT AND THE TRUST



MANULIFE NEW YORK



We are a stock life insurance company organized under the laws of New York on February 10, 1992. Our principal office is located at 100 Summit Lake Drive, Second Floor Valhalla, New York 10595. We are a wholly-owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA"), a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan with its principal office located at 73 Tremont Street, Boston, Massachusetts 02108. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.


RATINGS


The Manufacturers Life Insurance Company of New York has received the following ratings from independent ratings agencies:


Standard and Poor's Insurance Ratings Service:    AA+ (for financial strength)
A.M. Best Company:                                A++ (for financial strength)
Fitch:                                            AAA (for insurer financial strength)





These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to Manulife New York as a measure of the Company's ability to honor the death benefit and no lapse guarantees but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.


THE SEPARATE ACCOUNT


The Company established The Manufacturers Life Insurance Company of New York Separate Account B ("Separate Account") on May 6, 1997, subject to approval by the Superintendent of Insurance of New York. The Separate Account holds assets that are segregated from all of Manulife New York's other assets. The Separate Account is currently used only to support variable life insurance policies.


ASSETS OF THE SEPARATE ACCOUNT


Manulife New York is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of Manulife New York. Manulife New York will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manulife New York conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manulife New York.


REGISTRATION


The Separate Account is registered with the SEC under the Investment Company Act of 1940, as amended (the"1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manulife New York.


THE TRUST


Each sub-account of the Separate Account will purchase Series I shares only of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the Trust portfolios, except the Lifestyle Trusts, are subject to a Rule 12b-1 fee of .15% of a portfolio's Series I net assets. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manulife New York to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.



The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manulife New York may also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.


INVESTMENT OBJECTIVES OF THE PORTFOLIOS

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

ELIGIBLE PORTFOLIOS

The Portfolios of the Trust available under the Policies are as follows:

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.


The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing, under normal market condition, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.



The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1.5 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").


The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.


The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Growth Index* ("small cap stocks") at the time of purchase.


The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.


The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2.5 billion and $15 billion at the time of purchase.



The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. mid-size companies.



The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities of mid-size companies with significant capital appreciation potential .


The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset,s under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.


The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% (80% after July 31, 2002) of the portfolio's net assets (plus any borrowings for investment purposes) are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.



The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts (EDRs)). The portfolio expects to invest primarily in equity securities.


The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its total assets (plus any borrowings for investment purposes) in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.



The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.


The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).


The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies with large market capitalizations.


The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.


The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing, under normal market conditions, at least 80% of the portfolio's total assets in the common stocks of large and medium-sized blue chip growth companies. Many of the stocks in the portfolio are expected to pay dividends.



The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in equity and debt securities of domestic and foreign companies in the utilities industry.



The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of real estate companies .



The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Under normal market conditions, the portfolio will invest at least 80% of its net assets (plus any borrowings for investment purposes) in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.



The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) will consist of investments in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.


The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.


The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing in a diversified portfolio of investment grade bonds and tends to focus its investment on corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.



The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in fixed income securities.


The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U.S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

The SMALL-MID CAP GROWTH TRUST seeks long-term growth of capital by investing principally in equity securities issued of fast growing companies that offer innovative products, services, or technologies to a rapidly expanding marketplace.

The SMALL-MID CAP TRUST seeks to achieve long-term capital appreciation, with dividend income as a secondary consideration, by investing principally in common stocks of small and mid cap companies that the subadviser believes are of high quality.

The INTERNATIONAL EQUITY SELECT TRUST seeks long-term capital appreciation by investing primarily in equity securities, principal American Depository Receipts and common stocks, of relatively large non-U.S. companies with market capitalizations in the range of the Morgan Stanley Capital International (MSCI) Europe, Australia and Far East Index that the subadviser believes are undervalued based on their earnings, cash flow or asset values.

The SELECT GROWTH TRUST seeks long-term growth of capital by investing primarily large-cap equity securities.

The GLOBAL EQUITY SELECT TRUST seeks long-term capital by investing primarily in equity securities, including

American and Global Depository Receipts and common stocks, of relatively large U.S. and non-U.S. companies with market capitalizations in the range of the Morgan Stanley Capital International (MSCI) World Index that the subadviser believes are undervalued based on their earnings, cash flow or asset values.

The CORE VALUE TRUST seeks long-term capital appreciation by investing, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $1 billion at the time of purchase.


The HIGH GRADE BOND TRUST seeks to maximize total return, consistent with the preservation of capital and prudent investment management, by investing primarily (at least 80% under normal market conditions) in investment grade, fixed income securities of varying maturities.



*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.


ISSUING A POLICY

REQUIREMENTS

To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

Policies may be issued on a basis which does not distinguish between the insured's sex, with prior approval from the Company. A Policy will generally be issued only on the lives of insureds from ages 0 through 90.

Each Policy has a Policy Date, an Effective Date and an Issue Date (See "Definitions" above).

The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date the Company becomes obligated under the Policy and when the first monthly deductions are deducted from the Policy Value. The Issue Date is the date from which Suicide and Validity are measured.

If an application accepted by the Company is not accompanied by a check for the initial premium and no request to backdate the Policy has been made:

(i) the Policy Date and the Effective Date will be the date the Company receives the check at its Service Office, and

(ii)  the Issue Date will be the date the Company issues the Policy.

The initial premium must be received within 60 days after the Issue Date, and the life insured must be in good health on the date the initial premium is received. If the premium is not paid or if the application is rejected, we will cancel the Policy and return any partial premiums paid to the applicant.

MINIMUM INITIAL FACE AMOUNT

We will generally issue a Policy only if it has a Face Amount of at least $100,000 [$500,000].

BACKDATING A POLICY


Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated more than six months before the date of the application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a Policy is backdated, we will credit Net Premiums received prior to the Effective Date of a Policy with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.


As of the Effective Date, the premiums paid plus interest credited, net of the premium charge, will be allocated among the Investment Accounts and/or Fixed Account in accordance with the policyowner's instructions unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine period.

TEMPORARY INSURANCE AGREEMENT

In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.

The acceptance of an application is subject to the Company's underwriting rules, and we reserve the right to request additional information or to reject an application for any reason.

Persons failing to meet standard underwriting classification may be eligible for a Policy with an Additional Rating assigned to it.

RIGHT TO EXAMINE THE POLICY


A Policy may be returned for a refund of the premium within 10 days after the policy is received. The Policy can be mailed or delivered to the Manulife New York agent who sold it or to the Manulife New York Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, Manulife New York will refund any premium paid.



If the Policy is purchased in connection with a replacement of an existing policy (as defined below), the policyowner may also cancel the Policy by returning it to the Service Office or the Manulife New York agent who sold it at any time within 60 days after receipt of the Policy. Within 10 days of receipt of the Policy by the Company, the Company will refund the premium to the policyowner. In the case of a replacement of a policy issued by a New York insurance company, the policyowner may have the right to reinstate the prior policy. The policyowner should consult with his or her attorney or the Manulife New York agent regarding this matter prior to purchasing the new Policy.



Replacement of an existing life insurance policy generally is defined as the purchase of a new life insurance policy in connection with (a) the lapse, surrender or change of, or borrowing from, an existing life insurance policy or
(b) the assignment to a new issuer or an existing life insurance policy. This description, however, does not necessarily cover all situations which could be considered a replacement of existing life insurance policy. Therefore, a policyowner should consult with his or her Manulife New York agent or attorney regarding whether the purchase of a new life insurance policy is a replacement of an existing life insurance policy.



Manulife New York reserves the right to delay the refund of any premium paid by check until the check has cleared.


LIFE INSURANCE QUALIFICATION

A Policy must satisfy either one of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). At the time of application, the policyowner must choose either the Cash Value Accumulation Test or the Guideline Premium Test. The test cannot be changed once the Policy is issued.

CASH VALUE ACCUMULATION TEST

Under the Cash Value Accumulation Test ("CVAT"), the Policy Value may not at any time exceed the Net Single Premium. The Net Single Premium is the one payment that would be needed on a specific date to fund future Policy benefits, assuming guaranteed charges and 4% net interest. To ensure that a Policy meets the CVAT, the Company will generally increase the death benefit, temporarily, to the required minimum amount. However, we reserve the right to require evidence of insurability should a premium payment cause the death benefit to increase by more than the premium payment amount. Any excess premiums will be refunded.

GUIDELINE PREMIUM TEST

Under the Guideline Premium Test, the sum of premiums paid into the Policy may not at any time exceed the Guideline Premium Limitation as of such time. The Guideline Premium Limitation is, as of any date, the greater of:

(a)   the Guideline Single Premium, or

(b)   the sum of the Guideline Level Premiums to such date.

If you elected this test, the Guideline Single Premium and the Guideline Level Premium are as set forth in the Policy.

The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable minimum death benefit percentage for the Attained Age of the life insured. See "Death Benefits - Minimum Death Benefit."

The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit.

Changes to the Policy may affect the maximum amount of premiums, such as:

-     a change in the Policy's Face Amount.
-     a change in the death benefit option.
-     partial withdrawals.
-     addition or deletion of Supplementary Benefits.

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company may refund any excess premiums paid. In addition, these changes could reduce the future premium limitations.

DEATH BENEFITS

If the Policy is in force at the time of the death of the life insured, the Company will pay an insurance benefit. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any Supplementary Benefits added to the Policy, less the Policy Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment. If the life insured should die after we receive a request for surrender, no insurance benefit will be payable, and we will pay only the Net Cash Surrender Value.

DEATH BENEFIT OPTIONS


There are two death benefit options, described below. The actual death benefit is the amount shown below under the applicable death benefit option or, if greater, the Minimum Death Benefit as described below.


DEATH BENEFIT OPTION 1

Under Option 1, the death benefit is the Face Amount of the Policy at the date of death.

DEATH BENEFIT OPTION 2


Under Option 2, the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death.



If on the date of death of the insured, the Policy is being kept in force under the No-Lapse Guarantee provision, the death benefit will be the Face Amount of the Policy only.



If any partial withdrawals are made, the death benefit, whether it is Option 1 or 2, will be less than it would be if no withdrawals were made. Making a partial withdrawal will result in a reduction in the Face Amount of insurance for Death Benefit Option 1 . See "Policy Surrender and Partial Withdrawals - Reduction in Face Amount due to a Partial Withdrawal."


If the life insured should die during a grace period, the death benefit will be reduced by the amount of any monthly deductions due, and the Policy Value will be calculated as of the date of the default giving rise to the grace period.

MINIMUM DEATH BENEFIT.

The Minimum Death Benefit depends on whether the policyowner elected the Guideline Premium Test or the Cash Value Accumulation Test for qualification of the Policy as life insurance under the Code. See "Issuing a Policy - Life Insurance Qualification."

If you elected the Guideline Premium Test, the sum of the death benefit as described above and the benefit payable under any Supplementary Term Insurance on the life insured will never be less than the Policy Value at the date of death multiplied by the applicable minimum death benefit percentage in the table below.

              TABLE OF MINIMUM DEATH BENEFIT PERCENTAGES
         -------------------------------------------------------
         ATTAINED AGE                      APPLICABLE PERCENTAGE
         40 and under                                250%
              45                                     215%
              50                                     185%
              55                                     150%
              60                                     130%
              65                                     120%
              70                                     115%
              75                                     105%
              90                                     105%
         95 and above                                100%

For ages not shown, the applicable percentage can be found by reducing the above applicable percentages proportionately.

If you elected the Cash Value Accumulation Test, on any date the sum of the death benefit as described above, plus the benefit payable under any Supplementary Term Insurance on the life insured, will always be equal to the amount required on such date to produce a Policy Value that does not exceed the Net Single Premium required to fund future benefits under the policy.

CHANGING THE DEATH BENEFIT OPTION

You may change the death benefit option as described below once each Policy Year after the first Policy Year. The change will occur on the first day of the next Policy Month after we receive a written request for a change at our Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes. We will not allow a change in death benefit option if it would cause the Face Amount to decrease below $100,000 [$500,000].

A change in the death benefit option will result in a change in the Policy's Face Amount in order to avoid any change in the amount of the death benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2

The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value as of the date of the change.

CHANGE FROM OPTION 2 TO OPTION 1

The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value as of the date of the change.





No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT

Subject to the limitations stated in this prospectus, you may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT

You may increase the Face Amount once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000 or such other Minimum Face Amount Increase as the Company may establish on 90 days written notice to you. An increase will become effective at the beginning of the Policy Month following the date we approve the requested increase. Increases in Face Amount are subject to satisfactory evidence of insurability. We reserve the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

NEW SURRENDER CHARGES FOR AN INCREASE

An increase in Face Amount will usually result in the Policy being subject to new Surrender Charges. The new Surrender Charges will be computed as if a new Policy were being purchased for the increase in Face Amount. The premiums attributable to the new Face Amount will not exceed the Surrender Charge Premium Limit associated with that increase. There will be no new Surrender Charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a policyowner will have a right to examine with respect to any increase resulting in new Surrender Charges.

An additional premium may be required for a Face Amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase.

INCREASE WITH PRIOR DECREASES

If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest Face Amount will be deemed to be restored first.

CHANGING BOTH THE FACE AMOUNT AND THE DEATH BENEFIT OPTION

If you request to change both the Face Amount and the death benefit option in the same month, the death benefit option change shall be deemed to occur first.

DECREASE IN FACE AMOUNT


Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000 or such other Minimum Face Amount Decrease as the Company may establish on 90 days written notice to you. A written request from a policyowner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date we approve the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively. Under no circumstances should the sum of all decreases cause the Policy to fall below the minimum Face Amount of $100,000. For information on Surrender Charges on a decrease in Face Amount, see "Charges and Deductions - Surrender Charges."


PREMIUM PAYMENTS

INITIAL PREMIUMS

No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.


The minimum initial premium is one-twelfth of the No-Lapse Guarantee Premium.


On the later of the Effective Date or the date a premium is received, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine period.

SUBSEQUENT PREMIUMS

After the payment of the initial premium, premiums may be paid at any time and in any amount until the life insured's Attained Age 100, subject to the limitations on premium amount described below.

A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wishes to pay. We will send notices to the policyowner setting forth the planned premium at the payment interval selected by the policyowner. However, the policyowner is under no obligation to make the indicated payment.

The Company may refuse any premium payment that would cause the Policy to fail to qualify as life insurance under the Code. We also reserve the right to request evidence of insurability if a premium payment would result in an increase in the death benefit that is greater than the increase in Policy Value.

Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the Business Day we receive the premiums at our Service Office unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine period. Monthly deductions are due on the Policy Date and at the beginning of each Policy Month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

MAXIMUM PREMIUM LIMITATION

If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.

PREMIUM ALLOCATION

Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 3% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any whole number between zero and 100, provided the total allocation equals 100. You may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office. Changes may also be made by telephone if a valid authorization form is on file with us.

CHARGES AND DEDUCTIONS

The Company makes various charges under the Policy. Charges are deducted from premiums, monthly from Policy Values and upon surrender of a Policy, a partial withdrawal or lapse of a Policy. These charges are discussed below.

The Policy may be issued with either one of two optional riders, the Cash Value Enhancement Rider and the Cash Value Enhancement Plus Rider. Adding either rider to the Policy will alter certain charges under the Policy. The charges associated with these riders are discussed under "Other Provisions of the Policy
- Cash Value Enhancement Riders."

PREMIUM CHARGES


During the first ___ Policy Years, Manulife New York deducts a premium charge from each premium payment equal to ___% of the premium. Thereafter, the premium charge is equal to ___% of the premium. The premium charge is designed to cover a portion of the Company's acquisition and sales expenses and premium taxes. Premium taxes vary from state to state, ranging from 0% to 3.5%.


SURRENDER CHARGES


The Company will deduct a Surrender Charge if, during the first ___ years following the Policy Date or the effective date of a Face Amount increase:



      -     the Policy is surrendered for its Net Cash Surrender Value,
      -     a partial withdrawal is made,
      - the Face Amount is decreased in excess of the Surrender Charge Decrease Exemption, and
      -     the Policy lapses.


The Surrender Charge, together with a portion of the premium charge, is designed to compensate the Company for some of the expenses it incurs in selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature. The Surrender Charge is calculated separately for the initial Face Amount and each Face Amount increase.

The Surrender Charge is the sum of (i) plus (ii), multiplied by (iii), multiplied by the applicable Grading Percentage, where:

(i)   is the Rate per $1000 of initial Face Amount (or Face Amount increase);


(ii) is ___% of the lesser of (a) the premiums paid in the first two Policy Years per $1000 of initial Face Amount (or the premiums attributable to each $1000 of Face Amount increase in the two years following the increase) or

      (b) the Surrender Charge Premium Limit set out in the Policy for the initial Face Amount (or furnished by the Company with respect to a Face Amount increase); and

(iii) is the initial Face Amount (or the Face Amount increase) divided by 1000.

The Rate per $1000 of initial Face Amount is based on the life insured's Age at issuance of the Policy. The Rate per $1000 of Face Amount increase is based on the life insured's Attained Age at the time of an increase. The Rates per $1000 are set forth in the following table.

              TABLE OF GUARANTEED SURRENDER CHARGE RATES PER $ 1000
                     OF FACE AMOUNT OR FACE AMOUNT INCREASE


AGE AT ISSUANCE OR                             DEATH BENEFIT                     DEATH BENEFIT
ATTAINED AGE AT INCREASE                       Option 1                          OPTION 2
------------------------                       --------                          --------
25 or less                                      $                                $
26 - 35                                         $                                $
36 - 45                                         $                                $
46 - 55                                         $                                $
56 - 65                                         $                                $
66 or greater                                   $                                $



The Grading Percentage varies with the Policy Month in which the transaction causing the assessment of the Surrender Charge occurs. As indicated in the following table, the Grading Percentage starts at 100% for the first Policy Month and grades down ____% each Policy Year (or .____% each Policy Month) reaching zero at the end of____ years.


             GRADING PERCENTAGES DURING THE SURRENDER CHARGE PERIOD
        (Applicable to the Initial Face Amount and Subsequent Increases)
             The Grading Percentages Will Not Exceed The Following:


        Surrender Charge Period                           Grading
             (Policy Year)                               Percentage*
                  1                                         %


* The Grading Percentages shown are at the beginning of each Policy Year. Proportionate Grading Percentages apply for other Policy Months.

ILLUSTRATION OF SURRENDER CHARGE CALCULATION

ASSUMPTIONS


-     ___ year old male (standard risk and nonsmoker status)
-     Death Benefit Option 1
-     $________ in premiums have been paid on the Policy in the first ___ Policy
      Year
-     Surrender Charge Premium Limit for the Policy is $_____
- Face Amount of the Policy at issue is $______ and no increases have occurred
-     Policy is surrendered during the first month of the first policy year.

SURRENDER CHARGE


The Surrender Charge to be assessed would be $_________ determined as follows:



(1) First, the applicable Rate per $1000 of initial Face Amount as set forth in the table above ($____) is added to ___% of the lesser of the premiums paid per $1000 of initial Face Amount or the Surrender Charge Premium Limit.



$____ plus (____%) x [the lesser of $_____/(______/______) or $______ = $_____].



(2) Next, this figure is multiplied by the initial Face Amount divided by 1000.


$_____ x [______/_____ or ____ = $_____].


(3) Finally, the figure obtained in step 2 is multiplied by the applicable Grading Percentage for the first month of the first Policy Year (100%).


$_____ x ____% = $______.


Depending upon the Face Amount of the Policy, the Age of the life insured at issuance, premiums paid under the Policy and the performance of the underlying investment options, the Policy may have no Cash Surrender Value and, therefore, the policyowner may receive no surrender proceeds upon surrendering the Policy.

SURRENDER CHARGES ON A PARTIAL WITHDRAWAL

A partial withdrawal made during the Surrender Charge Period will result in the assessment of a pro-rata portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal to the Net Cash Surrender Value of the Policy as of the date of the withdrawal. It will equal (a) divided by (b), multiplied by (c), where:

(a) is the amount of the partial Net Cash Surrender Value withdrawal;

(b) is the Net Cash Surrender Value prior to the withdrawal; and

(c) is the current total Surrender Charge prior to the withdrawal.

The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account unless you direct that the Surrender Charges be deducted from one or more Investment Accounts or the Fixed Account. If the amount in the accounts is not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.

Whenever a portion of the Surrender Charges is deducted as a result of a partial withdrawal, the Policy's remaining Surrender Charges will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the partial withdrawal.


SURRENDER CHARGE ON DECREASE IN FACE AMOUNT



If the Face Amount of insurance is decreased, a pro-rata Surrender Charge will be deducted from the Policy Value for decreases in excess of the Surrender Charge Decrease Exemption. A decrease in Face Amount caused by a change from Death Benefit Option 1 to Option 2 will not incur a pro-rata Surrender Charge. Each time a pro-rata Surrender Charge is deducted for a Face Amount decrease, the remaining Surrender Charge will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the Face Amount decrease.



The Surrender Charge Decrease Exemption is 10% of the initial Face Amount and may be used to decrease any Surrender Charge incurred during a calendar year. The exemption is not cumulative and any exemption not used during a calendar year may not be carried over to the next calendar year. This amount is set at issuance of the Policy and applies to decreases in the initial Face Amount of insurance. This exemption does not apply to a full surrender of the Policy or a partial withdrawal of Net Cash Surrender Value.


MONTHLY DEDUCTIONS

On the Policy Date and at the beginning of each Policy Month, a deduction is taken from the Net Policy Value to cover certain charges in connection with the Policy until the Policy Anniversary when the life insured reaches Attained Age 100, unless certain riders are in effect in which case such charges may continue. If there is a Policy Debt under the Policy, loan interest and principal will continue to be payable at the beginning of each Policy Month. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. These monthly deductions consist of:

-     an administration charge;
-     a mortality and expense risks charge;
-     an asset-based risk charge; and
-     a cost of insurance charge.

If applicable, there may be additional monthly charges for any Supplementary Benefits added to the Policy.

All of the monthly deductions, except for the asset-based risk charge, may be allocated among the Investment Accounts and the Fixed Account as specified by the policyowner and approved by us. Absent such specification, the monthly deductions, except the asset-based risk charge, will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy value in each bears to the Net Policy Value. The asset-based risk charge will be allocated among the Investment Accounts in the same proportion as the value in each Investment Account bears to the total value of all Investment Accounts.

ADMINISTRATION CHARGE


The administration charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy. During the first ____ Policy Years, this monthly charge will be $___ . For all subsequent Policy Years, the monthly administration charge will be $___ .


MORTALITY AND EXPENSE RISKS CHARGE


There is a monthly per $1000 face amount charge for mortality and expense risks. The monthly charge per $1000 of face amount varies by the Age of the life insured at issuance (or the Attained Age of the life insured at the time of an increase) and the death benefit option in effect as set forth in the following table. This charge applies to the initial Face Amount for the first __ Policy Years and thereafter to the initial Face Amount less any Face Amount decreases.



This charge is to compensate us for the mortality and expense risks we assume under the policy. The mortality risk assumed is that the life insured may live for a shorter period of time than we estimated. The expense risk assumed is that expenses incurred in issuing and administering the policy will be greater than we estimated. We will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the policy.



                DEATH BENEFIT                     DEATH BENEFIT
                OPTION 1                          OPTION 2
                --------                          --------
AGE*/           First Five        Subsequent      First Five       Subsequent
ATTAINED AGE*   Policy Years      Policy Years    Policy Years     Policy Years
-------------   ------------      ------------    ------------     ------------
25-
35
45
55
65
75
85+
*


ASSET-BASED RISK CHARGE


A charge is assessed against the Investment Accounts monthly at an annual rate of ____%. This rate is guaranteed not to exceed ____%. This charge is to compensate the Company for the sales, administrative and other expenses it may incur. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.


COST OF INSURANCE CHARGE

The monthly cost of insurance charge is determined as the rate of the cost of insurance for a specific Policy Month, as described below, multiplied by the net amount at risk.


For Death Benefit Option 1, the net amount at risk is equal to the greater of zero or the result of (a) minus (b), where:

(a) is the death benefit as of the first day of the Policy Month, divided by ________; and


(b) is the Policy Value as of the first day of the Policy Month after the deduction of the monthly cost of insurance.

For Death Benefit Option 2, the net amount at risk is equal to the Face Amount of insurance.

The rates for the cost of insurance, as of the Policy Date and subsequently for each Face Amount increase, are based on the life insured's Age, sex and Risk Classification, the duration that coverage has been in force and the net amount at risk.

The Company applies unisex rates where appropriate under the law. This currently includes the state of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.


The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within any class of life insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the life insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on a unismoker version of the 1980 Commissioners , Age Nearest Birthday, Mortality tables.


CHARGES FOR TRANSFERS

A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year. The charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

REDUCTION IN CHARGES

The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. The Company reserves the right to reduce any of the Policy's charges in certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commission or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, expected persistency of the individual Policies, and any other circumstances which the Company believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. The Company may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

SPECIAL PROVISIONS FOR EXCHANGES

The Company will permit owners of certain fixed life insurance contracts issued by the Company to exchange their contracts for the Policies described in this prospectus (and likewise, owners of Policies described in this prospectus may also exchange their Policies for certain fixed life insurance contracts issued by the Company). Policyowners considering an exchange should consult their tax advisor as to the tax consequences of an exchange.

COMPANY TAX CONSIDERATIONS

At the present time, the Company makes no specific charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to the Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE

A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS

An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

FIXED ACCOUNT


Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manulife New York. For a detailed description of the Fixed Account, see "The General Account - Fixed Account."


LOAN ACCOUNT

Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Interest Credited Differential. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS

Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

A Business Day is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES

The value of a unit of each sub-account was initially fixed at $10.00 or $12.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:

(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

(b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day.

The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

TRANSFERS OF POLICY VALUE


At any time, the policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. Transfers involving the Fixed Account are subject to certain limitations noted below under "Transfers Involving Fixed Accounts." Transfer requests must be in writing in a form satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization for is on file..


We reserve the right to impose limitations on transfers, including the maximum amount that may be transferred. We reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law. Transfers may also be delayed when any of the events described under items (i) through (iii) in "Payment of Proceeds" occurs. Transfer privileges are also subject to any restrictions that may be imposed by the Trust. In addition, we reserve the right to defer the transfer privilege at any time when we are unable to purchase or redeem shares of the Trust.

While the Policy is in force, you may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

(a)   within eighteen months after the Issue Date; or

(b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.


Such transfers will not count against the twelve transfers that may be made without assessment of a fee in any Policy Year.


TRANSFERS INVOLVING FIXED ACCOUNT

The maximum amount that you may transfer from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

TELEPHONE TRANSFERS

Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

DOLLAR COST AVERAGING

The Company offers policyowners an optional Dollar Cost Averaging ("DCA") program. Under the DCA program, the policyowner will designate an amount which will be transferred monthly from one Investment Account into any other Investment Account(s) or the Fixed Account. The charge for a transfer made under the DCA program will not exceed $5. The Company will provide you with 90 days' written notice of any change in the current charge. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and the policyowner will be so notified.

The Company reserves the right to cease to offer this program as of 90 days after written notice of termination is sent to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS

Under the optional Asset Allocation Balancer program, the policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date, the Company will transfer amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner's premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs the Company otherwise or has elected the DCA program. The charge for a transfer made under the Asset Allocation Balancer program will not exceed $15. The Company will provide you with 90 days' written notice of any change in the current charge.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

POLICY LOANS

While a Policy is in force and has an available loan value, a policyowner may borrow against the Policy Value in an amount not to exceed the Maximum Loanable Amount. The Policy serves as the only security for the loan. Policy loans may have tax consequences. See "Tax Treatment of Policy Benefits - Interest on Policy Loans After Year 10" and "Tax Treatment of Policy Benefits - Policy Loan Interest."

EFFECT OF POLICY LOAN

A Policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A Policy loan may cause a

Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." In addition, a Policy loan may result in a Policy failing to satisfy the No-Lapse Guarantee Cumulative Premium Test since the Policy Debt is subtracted from the sum of the premiums paid in determining whether this test is satisfied. Finally, a Policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.


INTEREST CHARGED ON POLICY LOANS

Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. During the first 10 Policy Years, the rate of interest charged will be an effective annual rate of 5.25%. Thereafter, the rate of interest charged will be an effective annual rate of 4%. If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy and added to the Policy Debt.

Interest on the Policy Debt will continue to accrue daily if there is an outstanding loan when monthly deductions and premium payments cease at the life insured's Attained Age 100. The Policy will go into default at any time the Policy Debt exceeds the Policy Value. At least 61 days prior to termination, the Company will send you a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the Policy out of default.

LOAN ACCOUNT

When a loan is made, an amount equal to the loan principal, plus interest to the next Policy Anniversary, will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. Amounts transferred into the Loan Account cover the loan principal plus loan interest due to the next Policy Anniversary. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT


Interest will be credited to amounts in the Loan Account at an effective annual rate of __%. This rate is guaranteed not to be less than ____% during the first 10 policy years and ___% thereafter. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently ___% during the first ten policy years and __% thereafter, and is guaranteed not to exceed ___% during the first ten policy years and ___% thereafter. The Company may change the Loan Interest Credited Differential as of 90 days after sending you written notice of such change.


For a Policy that is not a Modified Endowment Contract ("MEC"), the tax consequences associated with a loan interest credited differential of 0% are unclear. A tax advisor should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under federal tax law as a result of the differential between the credited interest rate and the loan interest rate, we retain the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under federal tax law.

LOAN ACCOUNT ADJUSTMENTS

On the first day of each Policy Anniversary the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. Amounts transferred to the Loan Account will be taken from the Investment Accounts and the Fixed Account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value.

LOAN REPAYMENTS

You may repay the Policy Debt in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. We will allocate loan repayments first to the Fixed Account until the associated Loan Sub-Account is reduced to zero and then to each Investment Account in the same proportion as the value in the corresponding Loan Sub-Account bears to the value of the Loan Account.

Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums. Where permitted by applicable state law, when a portion of the Loan Account amount is allocated to the Fixed Account, the Company may require that any amounts paid to it be applied to outstanding loan balances.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER

You may surrender a Policy for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any Surrender Charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face Amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined as of the end of the Business Day on which we receive the Policy and your written request for surrender at our Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

PARTIAL WITHDRAWALS

You may make a partial withdrawal of the Net Cash Surrender Value once each Policy Month after the first Policy Anniversary. You may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a partial withdrawal, see "Charges and Deductions - Surrender Charges."

Withdrawals will be limited if they would otherwise cause the Face Amount to fall below $100,000.

REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL

If Death Benefit Option 1 is in effect when a partial withdrawal is made and the death benefit equals the Face Amount, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charge. Otherwise, if the death benefit is the Minimum Death Benefit as described under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced by the amount, if any, by which the withdrawal plus the pro-rata Surrender Charge exceeds the difference between the death benefit and the Face Amount plus the Premium Death Benefit Account.




If Death Benefit Option 2 is in effect, partial withdrawals do not affect the Face Amount of a Policy.




LAPSE AND REINSTATEMENT

LAPSE

Unless the No-Lapse Guarantee is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." The Company will notify the policyowner of the default and will allow a 61 day grace period in which you may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium charge. If we do not receive the required payment by the end of the grace period, the Policy will terminate with no value.

NO-LAPSE GUARANTEE


As long as the No-Lapse Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, the Company will guarantee that the Policy will not go into default even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to fall to zero or below during such period.


The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

The No-Lapse Guarantee Premium is set at issuance of the Policy and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if there is (i) a change in the Face Amount of the Policy, (ii) a change of the death benefit option , (iii) a decrease in the Face Amount of insurance due to a partial withdrawal, or (iv) any change in the Supplementary Benefits added to the Policy or the Risk Classification of the life insured.

The No-Lapse Guarantee Period is described under "Definitions."

While the No-Lapse Guarantee is in effect, the Company will determine, at the beginning of any Policy Month that a Policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If the test has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification, will be equal to the lesser of:

(a) the outstanding premium requirement to satisfy the No-Lapse Guarantee Cumulative Premium Test at the date of default plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or

(b) the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium charge.

If we do not receive the required payment by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.




NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST

The No-Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the Policy Month that your Policy would otherwise be in default, the sum of all premiums paid to date, less any Policy Debt and less any gross withdrawals taken on or before the date of the test, is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

DEATH DURING GRACE PERIOD

If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

REINSTATEMENT

A policyowner may, by making a written request, reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

(a) Evidence of the life insured's insurability, satisfactory to the Company, is provided to the Company; and

(b) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus the amount needed to keep the Policy in force to the next scheduled date for payment of the Planned Premium, must be paid to the Company.

If the reinstatement is approved, the date of reinstatement will be the later of the date we approve the policyowner's request or the date we receive the required payment at our Service Office. In addition, any Surrender Charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.

THE GENERAL ACCOUNT


The general account of Manulife New York consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manulife New York has sole discretion over the investment of the assets of the general account.



By virtue of exclusionary provisions, interests in the general account of Manulife New York have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the SEC has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

FIXED ACCOUNT

A policyowner may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. The Company will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in its general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE FIXED ACCOUNT

The Policy Value in the Fixed Account is equal to:

      (a)   the portion of the net premiums allocated to it; plus
      (b)   any amounts transferred to it; plus
      (c)   interest credited to it; less
      (d)   any charges deducted from it; less
      (e)   any partial withdrawals from it; less
      (f)   any amounts transferred from it.

INTEREST ON THE FIXED ACCOUNT

An allocation of Policy Value to the Fixed Account does not entitle the policyowner to share in the investment experience of the general account. Instead, we guarantee that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of the general account. Consequently, if you pay the planned premiums, allocate all net premiums only to the general account and make no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.

OTHER PROVISIONS OF THE POLICY

CASH VALUE ENHANCEMENT RIDERS

The Policy may be issued with one of two optional Cash Value Enhancement riders:
(1) the Cash Value Enhancement Rider or (2) the Cash Value Enhancement Plus Rider. The decision to add either one of these two riders to a Policy must be made at issuance of the Policy and, once made, is irrevocable. The benefit of these riders is that the Cash Surrender Value of a Policy is enhanced during the period for which Surrender Charges are applicable. The enhancement is provided by deducting a Surrender Charge that is less than the Surrender Charge that would otherwise have applied. Under the Cash Value Enhancement Plus Rider, there will be no Surrender Charge.

Under each of the riders, the enhancement in Cash Surrender Value is equal to the Surrender Charge multiplied by the applicable Cash Value Enhancement Factor. The applicable Cash Value Enhancement Factors under the two riders during the 10 years of the Surrender Charge Period are set forth below:

                         CASH VALUE ENHANCEMENT FACTORS
          (Applicable to Initial Face Amount and Subsequent Increases)


                            Cash Value Enhancement        Cash Value Enhancement
 Policy Year                        Rider                       Plus Rider
 -----------                        -----                       ----------


Adding either of the Cash Value Enhancement riders to a Policy will alter certain of the charges under the Policy, as illustrated in the following table. There will be no change in the monthly administration and cost of insurance charges under the Policy.

                  COMPARATIVE MONTHLY CHARGES WITH ADDITION OF
                          CASH VALUE ENHANCEMENT RIDERS


CHARGES                         THE POLICY
Premium Charge                  ___% for first __ Policy Years and ___% thereafter
Asset-Based Risk                Charge ____% per Policy Year (guaranteed not to exceed ____%)

                                THE POLICY WITH CASH VALUE ENHANCEMENT RIDER
Premium Charge                  ____% for first ___ Policy Years and ____% thereafter
Asset-Based Risk Charge         ____% per Policy Year (guaranteed not to exceed ____%)

                                THE POLICY WITH CASH VALUE ENHANCEMENT PLUS RIDER
Premium Charge                  ____% for first __ Policy Years and ____% thereafter
Asset-Based Risk Charge         ____% per Policy Year for the first ___ Policy Years (guaranteed not to exceed
                                ____%) and ____% thereafter (guaranteed not to exceed [____%)



RETURN OF PREMIUM RIDER DEATH BENEFIT



The policy may be issued with an optional return of premium death benefit rider if death benefit option 1 is elected. This rider provides an additional death benefit payable upon the death of the life insured after the company receives due proof of death. The return of premium death benefit is calculated as follows:



the return of premium rider death benefit is equal to the initial premium. Any subsequent premiums will increase the rider death benefit at the time of the premium payment by the amount of the premium. Any partial withdrawal will reduce the death benefit at the time of withdrawal by an amount equal to the withdrawal plus any applicable surrender charge (except that the rider death benefit will not be reduce to less than zero).



After increases cease, the company will not take into account any more premiums paid in determining the amount of the return of premium death benefit.



      Decreases in coverage. The return of premium death benefit may be decreased if requested by the policyowner. The decrease will take effect at the beginning of the policy month on or next following the date the company approves the request. The return of premium rider death benefit coverage will be reduced by the amount of the requested decreased. Decreases in the death benefit are not subject to pro-rata surrender charges.



      Partial withdrawals. If the policyowner makes a written request for a partial withdrawal of net cash surrender value while this rider is inforce, the company will process the withdrawal so that it first reduces the amount of the return of premium death benefit coverage. Any withdrawals will be subject to a pro-rata surrender charge as described under "charges and deductions - surrender charges." In addition, the face amount will be reduced by the amount by which the withdrawal plus the surrender charge exceeds the amount of the return of premium rider death benefit.



      No lapse guarantee. The no lapse guarantee provisions of the policy apply to the return of premium rider death benefit for the first two policy years only.


POLICYOWNER RIGHTS

Unless otherwise restricted by a separate agreement, the policyowner may, until the life insured's death:

      -     Vary the premiums paid under the Policy.
      -     Change the death benefit option.
      -     Change the premium allocation for future premiums.
      -     Transfer amounts between sub-accounts.
      -     Take loans and/or partial withdrawals.
      -     Surrender the contract.
      -     Transfer ownership to a new owner.
      - Name a contingent owner that will automatically become owner if the policyowner dies before the insured.
      -     Change or revoke a contingent owner.
      -     Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS


Manulife New York will not be bound by an assignment until it receives a copy of the assignment at its Service Office. We assume no responsibility for the validity or effects of any assignment.

BENEFICIARY

One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries in the same class will share equally in the insurance benefit payable to them. Beneficiaries may be revocable or irrevocable. Unless an irrevocable designation has been elected, you may change the beneficiary during the life insured's lifetime by giving written notice to the Company in a form satisfactory to us. The change will take effect as of the date such notice is signed. If the life insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, we will pay the insurance benefit as if the beneficiary had died before the life insured.

VALIDITY

The Company will not contest the validity of a Policy after it has been in force during any life insured's lifetime for two years from the Issue Date. We will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the lifetime of the life insured for two years. If a Policy has been reinstated and been in force during the lifetime of the life insured for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX

If the stated age or sex, or both, of the life insured in the Policy are incorrect, we will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION


If the life insured dies by suicide within two years after the Issue Date, the Policy will terminate and the Company will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.


If the life insured dies by suicide within two years after the effective date of an increase in Face Amount, the death benefit for that increase will be limited to the Monthly Deductions taken for the increase.

The Company reserves the right to obtain evidence of the manner and cause of death of the life insured.

SUPPLEMENTARY BENEFITS

Subject to certain requirements, one or more Supplementary Benefits may be added to a Policy, including those providing a death benefit guarantee, term insurance for an additional insured, providing accidental death coverage, waiving monthly deductions upon disability, accelerating benefits in the event of a terminal illness, and, in the case of corporate-owned policies, permitting a change of the life insured (a taxable event). More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost, if any, for supplementary benefits will be deducted as part of the monthly deductions.

TAX TREATMENT OF THE POLICY


The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the IRS. MANULIFE New York DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICY.


The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax advisor should be consulted for advice on the tax attributes of the particular arrangement.

The Company is taxed as a life insurance company. Because the operations of the Separate Account are a part of, and are taxed with, the Company's operations, the Separate Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, the Company is not taxed on the investment income and capital gains of the Separate Account, but the operations of the Separate Account may reduce the Company's Federal income taxes. For example, the Company may be eligible for certain tax credits or deductions relating to foreign taxes paid and dividends received by Trust portfolios. The Company's use of these tax credits and deductions will not adversely affect or benefit the Separate Account. The Company does not anticipate that it will be taxed on the income and gains of the Separate Account in the future, but if the Company is, it may impose a corresponding charge against the Separate Account.

LIFE INSURANCE QUALIFICATION

There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Code, and thereby to enjoy the tax benefits of such a contract:


- The Policy must satisfy the definition of life insurance under Section 7702 of the Code.
- The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the [ ] Code and Treasury Regulations.
- The Policy must be a valid life insurance contract under applicable state law.
- The policyowner must not possess "incidents of ownership" in the assets of the Separate Account.


These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium and the Cash Value Corridor Tests. By limiting cash value at any time to the net single premium that would be required in order to fund future benefits under the Policy, the Cash Value Accumulation Test in effect requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy that is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION

Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW

A policy must qualify as a valid life insurance contract under applicable state laws. State regulations require that the policyowner have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their Policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policy has many more portfolios to which policyowners may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary.

DEATH BENEFIT

The death benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

In general, at the insured's death, an estate tax is imposed on assets that are treated as part of the insured's estate. Death benefits are included in the insured's estate if the estate is the beneficiary under the policy, if the insured owned the policy at death, or if the insured had retained certain incidents of ownership in the policy. In addition, if within three years of the insured's death, the insured made a gift of the policy or relinquished those incidents of ownership which would have otherwise caused the policy to be treated as part of the insured's estate, the death benefit will be included in the insured's estate.

CASH VALUES

Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value, including increments thereof, until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY

Investment in the Policy means:

- the aggregate amount of any premiums or other consideration paid for a Policy; minus
- the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a modified enfowment contract ("MEC"), to the extent such amount has been excluded from gross income, will be disregarded); plus
- the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyowner.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

SURRENDER OR LAPSE

Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total Investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

If, at the time of lapse or surrender, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements.

DISTRIBUTIONS

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a MEC.

DISTRIBUTIONS FROM NON-MEC'S

A distribution from a non-MEC is generally treated as a tax-free recovery by the policyowner of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. In general, loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner. (But see the discussion of the tax treatment of loans made after year ten in the section "Interest on Policy Loans After Year 10").

FORCE OUTS

An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MEC'S

Policies classified as MEC's will be subject to the following tax rules:

- First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.
- Second, loans taken from or secured by such a Policy and assignments or pledges of any part of its value are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.
- Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:
-     is made on or after the policyowner attains age 59 1/2;
-     is attributable to the policyowner becoming disabled; or
- is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.

These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts

Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts" or "MECs," which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a MEC if the accumulated premiums paid at any time during the first seven Policy Years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes

A Policy that is not a MEC may become a MEC if it is "materially changed." If there is a material change to the Policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount

If there is a reduction in benefits during the first seven Policy Years, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven pay test.

Exchanges

A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums

If a premium is received which would cause the Policy to become a MEC within 23 days of the next Policy Anniversary, the Company will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. (Any amount that would still be excess premium on the next anniversary will be refunded to the policyowner.) The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary. The interest credited will be taxable to the owner in the year earned.

If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next Policy Anniversary, the Company will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

If, in connection with the application or issue of the Policy, the policyowner acknowledges that the policy is or will become a MEC, excess premiums that would cause MEC status will be credited to the account as of the original date received.

Multiple Policies

All MEC's that are issued by a company (or its affiliates) to the same policyowner during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

POLICY LOAN INTEREST

Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the average adjusted bases for all assets of the taxpayer.

If the policyowner is an individual, and if the taxpayer is a business and is not the policyowner, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

INTEREST ON POLICY LOANS AFTER YEAR 10

Interest is credited to amounts in the Loan Account at an effective annual rate of 4.00%. This rate is guaranteed not to be less than 4.00% during the first 10 policy years and 3.50% thereafter. The actual rate credited is equal to the rate of interest charged on the policy loan, less the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25% during the first ten policy years and 0.50% thereafter. The tax consequences associated with a loan interest credited differential of 0% are unclear. A tax adviser should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of no differential between the credited interest rate and the loan interest rate, the Company retains the right to decrease the crediting rate under the loan to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount of increase will be that which the Company considers to be most likely to result in the transaction being treated as a loan under Federal tax law.

POLICY EXCHANGES

A policyowner generally will not recognize gain upon the exchange of a Policy for another life insurance policy covering the same life insured and issued by the Company or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. The receipt of cash or forgiveness of indebtedness is treated as "boot" which is taxable up to the amount of the gain in the policy. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyowner's Investment in the Policy.

OTHER TRANSACTIONS

A transfer of the Policy, a change in the owner, a change in the life insured, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the death benefit payable upon the death of the life insured may in certain circumstances be includible in taxable income to the extent that the death benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyowner and beneficiary.

ALTERNATE MINIMUM TAX

Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the death benefit proceeds.

INCOME TAX REPORTING

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

-     the value each year of the life insurance protection provided;
-     an amount equal to any employer-paid premiums; or
- some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax adviser to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS


As long as the Policy is in force, Manulife New York will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay for up to six months the payment from the Fixed Account of any policy loans, surrenders, partial withdrawals, or insurance benefit. In the case of any such payments from any Investment Account, the Company may delay payment during any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings),
(ii) trading on the New York Stock Exchange is restricted, and (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (ii) and (iii) exist.


REPORTS TO POLICYOWNERS


Within 30 days after each Policy Anniversary, Manulife New York will send the policyowner a statement showing, among other things:


-     the amount of death benefit;
- the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;
- the value of the units in each Investment Account to which the Policy Value is allocated;
-     the Policy Debt and any loan interest charged since the last report;
- the premiums paid and other Policy transactions made during the period since the last report; and
-     any other information required by law.

Each policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES


Manulife Financial Securities LLC ("Manulife Financial Securities"), whose principal office is located at 73 Tremont Street, Boston, Massachusetts 02108, acts as the principal underwriter of, and continuously offers, the Policies pursuant to an Underwriting and Distribution Agreement with Manulife New York. Manulife Financial Securities is an indirect wholly-owned subsidiary of MFC. Manulife Financial Securities is registered as a broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers and is duly appointed and licensed as an insurance agent of Manulife New York. Manulife Financial Securities is a Delaware limited liability company, the managing member of which is Manulife USA. Manulife USA in its capacity as managing member is authorized to act on behalf of Manulife Financial Securities. The Policies will be sold by registered representatives of broker-dealers having distribution agreements with Manulife Financial Securities who are also licensed by the New York State Insurance Department and appointed with Manulife New York.



The commissions payable to a registered representative on sales of the Policy will not exceed: (a) _____% of premiums paid in the first year of the Policy plus (b) ___% of all premiums paid in years after the first year plus (c) ____% of the Net Policy Value per year. Commissions relating to a particular premium payment are generally paid in the year that the premium payment is made. However, these commissions may also, under certain circumstances, be paid over a period of time. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manulife New York will be eligible for additional compensation.



RESPONSIBILITIES ASSUMED BY MANULIFE NEW YORK, MANULIFE FINANCIAL SECURITIES AND MANULIFE USA

The Underwriting and Distribution Agreement between Manulife Financial Securities and Manulife New York provides that will pay selling broker dealers commission and expense allowance payments subject to limitations imposed by New York Insurance Law. The Company will prepare and maintain all books and records required to be prepared and maintained by Manulife Financial Securities with respect to the Policies, and send all confirmations required to be sent by Manulife Securities with respect to the Policies. The Company will pay Manulife Financial Securities for expenses incurred and services performed under the terms of the agreement in such amounts and at such times as agreed to by the parties.



Manulife USA has entered into an Administrative Service Agreement with us pursuant to which Manulife USA or its designee will provide to us all issue, administrative, general services and recordkeeping functions on our behalf with respect to all of our insurance policies including the Policies.



The Company may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which policies issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of an insured.


VOTING RIGHTS


As stated previously, all of the assets held in each sub-account of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manulife New York is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manulife New York will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to the Policies, will be voted by Manulife New York in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manulife New York to vote shares held in the Separate Account in its own right, it may elect to do so.



The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manulife New York, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.



Manulife New York may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manulife New York reasonably disapproves such changes in accordance with applicable federal regulations. If Manulife New York does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.


SUBSTITUTION OF PORTFOLIO SHARES


Although we believe it to be unlikely, it is possible that in the judgment of the management of Manulife New York, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, Manulife New York may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC and the New York Insurance Department may be required.



Manulife New York also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company,
(iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or (vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.


RECORDS AND ACCOUNTS

The Service Office will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, and fund transfers on behalf of the Company.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by the Company.

STATE REGULATIONS


The Company is subject to the regulation and supervision by the New York Department of Insurance, which periodically examines its financial condition and operations. Regulation by the New York Insurance Department includes periodic examination of our financial position and operations, including contract liabilities and reserves. Regulation by supervisory agencies includes licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulation of the type and amounts of permitted investments. Our books and accounts are subject to review by the New York Insurance Department and other supervisory agencies at all times, and we file annual statements with these agencies.


LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or the Trust.

INDEPENDENT AUDITORS


The consolidated financial statements of The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company of New York Separate Account B at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


FURTHER INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The

SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC which is located at http://www.sec.gov.


For further information you may also contact Manulife New York's Home Office, the address and telephone number of which are on the first page of the prospectus.


OFFICERS AND DIRECTORS


Name, Age and                Position
Principal                    with
Business                     the
Address                      Company                    Principal Occupation
-------                      -------                    --------------------
Bruce Avedon                 Director*                  Director, Manulife New York, March 1992 to present;
Age: 73                                                 Consultant (self-employed) September 1983 to present.
6601 Hitching Post Lane
Cincinnati, OH 45230

Thomas                       Director*                  Director, Manulife New York, February 1999 to Present;
Borshoff                                                Self-employed, Real Estate Owner/manager; Chief
Age: 55                                                 Executive Officer and Chairman, First Federal Savings
536 Stone Road                                          and Loan of Rochester, 1983 to 1997.
Pittsford, NY  14534

James R. Boyle               Director*                  Director, Manulife New York, August 1999 to Present;
Age: 43                                                 President, U.S. Annuities, Manulife Financial, July
500 Boylston Street                                     1999 to Present; President, Manulife North America, July
Boston, MA  02116                                       1999 to present; Treasurer, Manufacturers Investment
                                                        Trust, June 1998 to present; Vice President,
                                                        Institutional Markets, Manulife Financial, May 1998 to
                                                        July 1999; Vice President, Administration and Chief
                                                        Administrative Officer, Manulife North America,
                                                        September 1996 to May 1998; Vice President, Chief
                                                        Financial Officer and Chief Administrative Officer,
                                                        Manulife North America, August 1994 to September 1996.

Robert A. Cook               Director*                  Director, Manulife New York, February 1999 to Present;
Age: 47                                                 President, U.S. Insurance, Manulife Financial, January
73 Tremont Street                                       1999 to Present; Vice President, U.S. Insurance,
Boston, MA 02108                                        Manulife Financial, 1995 to December 1998.

NAME, AGE AND                Position
PRINCIPAL                    with                       Principal Occupation
BUSINESS                     the                        ---------------------
ADDRESS                      Company
-------                      -------
John D. DesPrez III          DIRECTOR*                  President, Manulife Usa, January 1999 to present;
Age: 45                      AND                        Director, Manulife Wood Logan, October 1996 to present;
73 Tremont Street            CHAIRMAN                   Director, September 1996 to present and Chairman of The
Boston, Ma 02108             OF THE                     Board, January 1999 to present, of Manulife North
                             BOARD OF                   America; President, Manulife North America, September
                             DIRECTORS                  1996 to December 1998; President , MIT September 1996 to
                                                        present; Senior Vice President, U.S. Annuities, Manulife
                                                        USA, September 1996 to December 1998; Vice President,
                                                        Mutual Funds, Manulife Financial, January 1995 to
                                                        September 1996; Director, MWL, December 1995 to
                                                        Present; Director, Wood Logan Distributors, March 1993
                                                        to Present; President, North American Funds, March 1993
                                                        to September 1996; Director, Manulife New York, March
                                                        1992 to Present;

Ruth Ann Fleming             DIRECTOR*                  Director, Manulife New York, March 1992 to Present;
Age: 43                                                 Attorney, consulting services and pro bono activities.
205 Highland Avenue
Short Hills, Nj 07078

James D. Gallagher           DIRECTOR*                  President, Manufacturers Investment Trust, February 2001
AGE: 47                      AND                        to Present, President, The Manufacturers Life Insurance
Boston, Ma 02108             PRESIDENT                  Company of New York, August 1999 to Present, Executive
                                                        Vice President, Secretary and Chief Legal Counsel, The
                                                        Manufacturers Life Insurance Company (USA), January 1997
                                                        to present; Secretary and General Counsel, Manufacturers
                                                        Adviser Corporation, January 1997 to present; Vice
                                                        President, Chief Legal Officer and Government
                                                        Relations-U.S. Operations, The Manufacturers Life 73
                                                        TREMONT STREET Insurance Company, January 1996 to
                                                        present; Vice President, Secretary and General Counsel,
                                                        The Manufacturers Life Insurance Company of North
                                                        America, 1994 to present.

David W. Libbey              TREASURER                  Senior Vice President, Treasurer and Chief Financial
AGE: 55                                                 Officer, U.S. Annuites, Manulife USA, December 1997 to
500 BOYLSTON STREET                                     present; Treasurer, Manulife New York, November 1997 to
BOSTON, MA  02116                                       present; Vice President, Finance, Manulife North
                                                        America, June 1997 to December 1997; Vice President,
                                                        Finance, Annuities, Manulife Financial, June 1997 to
                                                        present; Vice President & Actuary, Paul Revere Insurance
                                                        Group, June 1970 to March 1997.

NAME, AGE AND                Position
PRINCIPAL                    with                       Principal Occupation
BUSINESS                     the                        ---------------------
ADDRESS                      Company
-------                      -------
Neil M. Merkl, Esq.          DIRECTOR*                  Director, Manulife New York, December 1995 to present;
Age: 71                                                 Attorney (Self-employed), April 1994 to Present;
35-35 161ST STREET                                      Attorney, Wilson Elser, 1979 to 1994.
Flushing, NY 11358

James P. O'malley            DIRECTOR*                  Senior Vice President, U.S. Pensions, Manulife
Age:56                                                  Financial, January 1999 to present; Director, Manulife
200 Bloor Street East                                   New York, November 1998 to present; Director,
Toronto, Ontario                                        ManAmerica, November 1998 to present; Vice President,
Canada M4w 1E5                                          Systems New Business Pensions, Manulife Financial, 1984
                                                        to December 1998.

Bradford J. Race Jr.         DIRECTOR*                  Director, Manulife New York, February 2002 to present;
Age: 57                                                 Secretary to the Governor, Chief of Staff and Senior
136 East 64Th Street                                    Policy Advisor to the Governor of the State of New York,
New York, Ny  10021                                     George E. Pataki, 1995-February 2002; Partner, Seward &
                                                        Kissel - Law Firm, 1981-1994, Attorney, Dewey
                                                        Ballantine, 1970-1981.

Kim Ciccarell               SECRETARY                   Secretary and Counsel, Manulife New York, November 2001
Age: 32                      AND COUNSEL                To present; Assistant Counsel, Manulife U.S.A., November
73 Tremont Street                                       2001 to present; Paralegal, Manulife U.S.A., March 1995
Boston, Ma 02108                                        - October 1999.

John Ostler                  APPOINTED                  Appointed Actuary, Manulife New York, November 2000 to
Age: 48                      ACTUARY                    present; Executive Vice President and Chief Financial
200 Bloor Street East                                   Officer , Manulife USA, October 1, 2000 to present; Vice
Toronto, Ontario                                        President and Corporate Actuary, The Manufacturers Life
Canada M4W 1E5                                          Insurance Company, March 1998 to September 2000; Vice
                                                        President & CFO U.S. Individual Insurance, The
                                                        Manufacturers Life Insurance Company, 1992 to March
                                                        1998; Vice President, U.S. Insurance Products, The
                                                        Manufacturers Life Insurance Company, 1990-1992;
                                                        Assistant Vice President & Pricing Actuary , U.S.
                                                        Insurance, The Manufacturers Life Insurance Company,
                                                        1988-1990.


*Each Director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and qualified.

ILLUSTRATIONS

The tables set forth in Appendix A illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

                                     PART II
                                OTHER INFORMATION



UNDERTAKINGS



Undertaking to File Reports.



Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.



Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940, as amended.



The Manufacturers Life Insurance Company of New York (the "Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.



Rule 484 Undertaking.



Article 10 of the Charter of the Company provides as follows:



TENTH: No director of the Corporation shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to such director established his or her such acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or (ii) the liability of a director for any act or omission prior to the adoption of this Article by the shareholders of the Corporation. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.



Article VII of the By-laws of the Company provides as follows:



Section VII.1. Indemnification of Directors and Officers. The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.



The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.



The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, of its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.



Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:



      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:


      The facing sheet;
      The Prospectus, consisting of 80 pages;
      Undertaking to file reports;
      Representation pursuant to Section 26 of the Investment Company Act of
      1940;
      Rule 484 Undertaking;
      The signatures;
      Written consents of the following persons:
      A.    Opinion and Consent of Actuary To Be Filed by Amendment
      B. Ernst & Young LLP (Philadelphia, PA) To Be Filed by Amendment Ernst & Young LLP (Boston, MA) To Be Filed by Amendment

The following exhibits are filed as part of this Registration Statement:

      1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:



            A(1)          Resolutions of Board of Directors of First North
                          American Life Assurance Company establishing FNAL
                          Variable Life Account I were previously filed in the Registrant's initial registration statement on Form
                          S-6 (File No. 333-33351) as filed with the Commission on August 8, 1997.

            A(2)          Not applicable.

            A(3)(a)       Underwriting and Distribution Agreement between The
                          Manufacturers Life Insurance Company of New York
                          (Depositor) and Manufacturers Financial Securities LLC
                          (Underwriter) - Filed Herewith

            A(3)(b)       Selling Agreement between The Manufacturers Life
                          Insurance Company of New York, Manufactures Financial
                          Securities LLC (Underwriter), Selling Broker Dealers, and General Agent - Filed Herewith

            A(3)(c)       Not applicable.

            A(4)          Not applicable.

            A(5)          Form of Flexible Premium Variable Life Insurance
                          Policy - To be Filed by Amendment

            A(6)(a)(i)    Declaration of Intention and Charter of First North
                          American Life Assurance Company is incorporated by
                          reference to Exhibit (b)(6)(i) to post-effective
                          amendment No. 7 to the Registration Statement on Form
                          N-4, file number 33-46217 , filed February 25, 1998 on
                          behalf of The Manufacturers Life Insurance Company of
                          New York Separate Account A.

            A(6)(a)(ii)   Certificate of amendment of the Declaration of
                          Intention and Charter of First North American Life
                          Assurance Company is incorporated by reference to
                          Exhibit (b)(6)(i) to post-effective amendment No. 7 to
                          the Registration Statement on Form N-4, file number
                          33-46217, filed February 25, 1998 on behalf of The
                          Manufacturers Life Insurance Company of New York
                          Separate Account A.

            A(6)(a)(iii)  Certificate of amendment of the Declaration of
                          Intention and Charter of The Manufacturers Life
                          Insurance Company of New York is incorporated by reference to Exhibit (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form
                          N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of
                          New York Separate Account A.

            (A)(6)(b)     By-laws of The Manufacturers Life Insurance Company of
                          New York are incorporated by reference to Exhibit
                          (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number
                          33-46217, filed February 25, 1998 on behalf of The
                          Manufacturers Life Insurance Company of New York
                          Separate Account A.

            A(7)          Not applicable.

            A(8)(a)       Form of Reinsurance Agreement between The
                          Manufacturers Life

                          Insurance Company of New York and The Manufacturers
                          Life Insurance Company (USA) is incorporated by reference to Exhibit A(8)(a) to pre-effective amendment No. 1 to a Registration Statement on Form
                          S-6, file number 333-33351, filed on March 16, 1998 on behalf of The Manufacturers Life Insurance Company of
                          New York Separate Account B.

            A(8)(b)       Administrative Services Agreement between The
                          Manufacturers Life Insurance Company (U.S.A.) and The
                          Manufacturers Life Insurance Company of New York -
                          Filed Herewith

            A(8)(c)       Investment Services Agreement between The
                          Manufacturers Life Insurance Company of New York and
                          The Manufacturers Life Insurance Company is incorporated by reference to Exhibit A(8)(a) to pre-effective amendment No. 1 to a Registration
                          Statement on Form S-6, file number 333-33351, filed on March 16, 1998 on behalf of The Manufacturers Life
                          Insurance Company of New York Separate Account B.

            A(9)          Not applicable.

            A(10)(a)      Form of Application for Flexible Premium Variable Life
                          Insurance Policy is incorporated by reference to Exhibit A(8)(a) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number
                          333-33351, filed on March 16, 1998 on behalf of The
                          Manufacturers Life Insurance Company of New York
                          Separate Account B.


      2.    Consents of the following:


            A Opinion and consent of Kim Ciccarelli, Esq., Secretary and Counsel of The Manufacturers Life Insurance Company of New York - To Be Filed by Amendment



            B Consent of Brian Koop, Actuary of The Manufacturers Life Insurance Company of New York - To Be Filed by Amendment C Consents of Ernst & Young LLP (Philadelphia, PA) and Ernst & Young LLP (Boston, MA)- To Be Filed by Amendment


      3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

      4.    Not applicable.


      5.    Not applicable.



      6. Memorandum Regarding Purchase, Transfer and Redemption Procedures for the Policies - To be Filed by Amendment



      7.(i) Powers of Attorney are incorporated by reference to Exhibit A(7) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-33351, filed on March 17, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.



     7.(ii) Power of Attorney, James O'Malley and Thomas Borshoff - previously filed as Exhibit (b)(14)(b) to post-effective amendment no. 6 to Registrant's Registration Statement on Form N-4 File, No. 33-79112, filed March 2, 1999.



    7.(iii) Power of Attorney, James D. Gallagher and James R. Boyle are incorporated by reference to Exhibit 7(iii) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-83023, filed on November 1, 1999 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

     7.(iv) Power of Attorney, Robert Cook - previously filed as Exhibit
            (b)(14)(d) to post-effective amendment no. 8 to Registration Statement on Form N-4, File, No. 33-79112, filed February 25, 2000.



      7(v)  Power of Attorney, Bradford J. Race Jr. - FILED HEREWITH

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B, has caused this Registration Statement to be signed on its behalf, in the City of Boston, and Commonwealth of Massachusetts on this 1st day of April, 2002.



                            THE MANUFACTURERS LIFE INSURANCE COMPANY
                                 OF NEW YORK SEPARATE ACCOUNT B
                                          (Registrant)

                              By: THE MANUFACTURERS LIFE INSURANCE
                                       COMPANY OF NEW YORK
                                           (Depositor)



                                   By: /s/ JAMES D. GALLAGHER
                                       --------------------------
                                       James D. Gallagher
                                       President



Attest



/s/ KIM CICCARELLI
-------------------------
Kim Ciccarelli
Secretary



Pursuant to the requirements of the Securities Act of 1933, the Depositor has duly caused this Registration Statement to be signed on its behalf by the undersigned on the 1st day of April, 2002 in the City of Boston, and Commonwealth of Massachusetts.







                                  THE MANUFACTURERS LIFE INSURANCE
                                       COMPANY OF NEW YORK
                                           (Depositor)



                                   By: /s/ JAMES D. GALLAGHER
                                       -----------------------------
                                       James D. Gallagher
                                       President



Attest



/s/ KIM CICCARELLI
-------------------------
Kim Ciccarelli
Secretary

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with the Depositor on the 1st day of April, 2002.



SIGNATURE                                 TITLE
/s/ JAMES D. GALLAGHER                    Director and President
---------------------------               (Principal Executive
James D. Gallagher                        Officer)

*                                         Director and Chairman
---------------------------
John D. DesPrez, III

*                                         Director
---------------------------
Ruth Ann Fleming

*                                         Director
---------------------------
Neil M. Merkl

*                                         Director
---------------------------
Thomas Borshoff

*                                         Director
---------------------------
Bradford J. Race Jr.

*                                         Director
---------------------------
James R. Boyle

*                                         Director
---------------------------
Bruce Avedon

*                                         Director
---------------------------
James P. O'Malley

*                                         Director
---------------------------
Robert Cook

/s/ DAVID W. LIBBEY                       Treasurer (Principal
---------------------------               Financial and Accounting
David W. Libbey                           Officer)

*By: /s/ DAVID W. LIBBEY
     ---------------------------
      David W. Libbey
      Attorney-in-Fact Pursuant
      to Powers of Attorney

                                  EXHIBIT INDEX


Exhibit No.                 Description
-----------                 -----------
A(3)(a)                     Underwriting and Distribution Agreement

A(3)(b)                     Selling Agreement

A(8)(b)                     Administrative Services Agreement

                            POA - Bradford J. Race Jr.